                                          FILED PURSUANT TO RULE 424B(5)
                                          FILE NO. 333-36577


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 18, 1997)

                                  $100,000,000
                     BRADLEY OPERATING LIMITED PARTNERSHIP
                              7.2% NOTES DUE 2008
                            ------------------------

    Bradley Operating Limited Partnership (the "Operating Partnership") will issue its 7.2% Notes due 2008 (the "Notes") offered hereby in an aggregate principal amount of $100,000,000 (the "Offering"). Interest on the Notes is payable semi-annually in arrears on January 15 and July 15 of each year commencing July 15, 1998. See "Description of Notes -- Principal and Interest." The Notes will mature on January 15, 2008. The Notes may be redeemed at any time at the option of the Operating Partnership, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest to the redemption date, and (ii) the Make-Whole Amount (as defined in "Description of the Notes -- Optional Redemption"), if any. See "Description of Notes -- Optional Redemption." The Notes are unsecured obligations of the Operating Partnership and will rank equally with all other unsecured and unsubordinated indebtedness of the Operating Partnership, including the Operating Partnership's outstanding $100,000,000 of 7% Notes due 2004 (the "2004 Notes"). The Notes are not subject to any mandatory sinking fund. The Notes contain certain restrictions on the Operating Partnership's ability to incur additional indebtedness. See "Description of Notes."

    The Notes will be represented by a single fully registered global note in book-entry form without coupons (a "Global Note") registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in the Global Note will be shown on, and transfers thereof will be effected only through, records maintained by DTC (with respect to beneficial interests of participants) or by participants or persons that hold interests through participants (with respect to beneficial interests of beneficial owners). Owners of beneficial interests in the Global Note will be entitled to physical delivery of Notes in certificated form equal in principal amount to their respective beneficial interests only under the limited circumstances described under "Description of Notes -- Book-Entry System." Settlement of the Notes will be made in immediately available funds. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity or earlier redemption, as the case may be, or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore settle in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Operating Partnership in immediately available funds. See "Description of Notes -- Same-Day Settlement and Payment."

 SEE "RISK FACTORS" ON PAGE S-6 OF THIS PROSPECTUS SUPPLEMENT AND BEGINNING ON
    PAGE 3 OF THE ACCOMPANYING PROSPECTUS FOR CERTAIN FACTORS RELATING TO AN
                            INVESTMENT IN THE NOTES.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===========================================================================================================
                                                                   Underwriting
                                              Price to             Discounts and     Proceeds to Operating
                                              Public(1)            Commissions(2)      Partnership(1)(3)
-----------------------------------------------------------------------------------------------------------
Per Note..............................         99.701%                0.650%                 99.051%
-----------------------------------------------------------------------------------------------------------
Total.................................       $99,701,000             $650,000              $99,051,000
===========================================================================================================

(1) Plus accrued interest, if any, from January 15, 1998.

(2) The Company and the Operating Partnership have agreed to indemnify the Underwriters (as defined herein) against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(3) Before deducting expenses payable by the Operating Partnership estimated at $700,000.
                            ------------------------

    The Notes are offered by the Underwriters subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made on or about January 28, 1998 through the book-entry facilities of DTC, against payment therefor in immediately available funds.
                            ------------------------

              PaineWebber Incorporated is Sole Bookrunning Manager

PAINEWEBBER INCORPORATED                                    SALOMON SMITH BARNEY
                            ------------------------

BT ALEX. BROWN                                         A.G. EDWARDS & SONS, INC.
                            ------------------------

          The date of this Prospectus Supplement is January 23, 1998.

                            ------------------------

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY ENGAGE IN TRANSACTIONS WHICH STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY STABILIZE OR MAY BID FOR, AND PURCHASE, THE NOTES IN THE OPEN MARKET. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following information contained in this Prospectus Supplement is qualified in its entirety by the detailed information appearing elsewhere in this Prospectus Supplement or the accompanying Prospectus or incorporated therein by reference. As used herein, the term "Bradley Real Estate, Inc." refers also to its predecessor Bradley Real Estate Trust, and the term "Company" or "Bradley" as used herein refers to Bradley Real Estate, Inc. and its subsidiaries on a consolidated basis (including Bradley Operating Limited Partnership and its subsidiaries) or, where the context so requires, Bradley Real Estate, Inc. only. The term "Operating Partnership" as used herein means Bradley Operating Limited Partnership and its subsidiaries on a consolidated basis, or, where the context so requires, Bradley Operating Limited Partnership only.

                           THE OPERATING PARTNERSHIP

     Bradley Operating Limited Partnership is the entity through which Bradley Real Estate, Inc., a self-administered and self-managed real estate investment trust ("REIT"), conducts substantially all of its business and owns (either directly or through subsidiaries) substantially all of its assets. As of December 31, 1997, the Operating Partnership owned, directly or indirectly, 53 properties (52 shopping centers and one office/retail property) in 11 states, aggregating approximately 10.1 million square feet of rentable space, substantially all of which are located in Midwest markets. The portfolio of properties owned by the Operating Partnership has over 1,000 tenants, with no single tenant accounting for more than 6.0% of gross revenues. The majority of the properties have been constructed or renovated within the past five to eight years. As of December 31, 1997, the Operating Partnership's portfolio was approximately 95% occupied. (Properties owned by the Operating Partnership from time to time are hereinafter sometimes referred to individually as a "Property" and collectively referred to as the "Properties" or the "Portfolio.")

     The Operating Partnership owns and operates and seeks to acquire grocery-anchored, open-air community and neighborhood shopping centers in the Midwest states of Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota and Wisconsin. The Operating Partnership currently owns properties in nine states in this region. Through past experience as well as current research, the Operating Partnership believes that this region is economically strong and diverse and provides a favorable environment for the acquisition, ownership and operation of retail properties. The Operating Partnership evaluates prospects in both metropolitan statistical areas defined by the U.S. Census Bureau ("MSAs") and secondary markets within this region that offer opportunities for favorable investment returns and long-term cash flow growth. The Operating Partnership favors grocery-anchored centers because, based on its past experience, such properties offer strong and predictable daily consumer traffic and are less susceptible to downturns in the general economy than apparel or leisure anchored shopping center properties.

     As part of its ongoing business, the Operating Partnership regularly evaluates and engages in discussions with public and private entities regarding possible portfolio or individual asset acquisitions or business combinations. During 1997, the Operating Partnership acquired 25 shopping centers which meet its investment criteria for an aggregate acquisition price of $189.7 million, although there can be no assurance that further acquisitions will be made within its target markets or that acquisitions that are made will be on as economically advantageous terms to the Operating Partnership as those made during 1997. In evaluating potential acquisitions, the Operating Partnership focuses principally on community and neighborhood shopping centers in its Midwest target market that are anchored by strong national, regional and independent grocery store chains. The Operating Partnership seeks to create an income stream diversity across its Midwest markets to achieve sustainable growth through varied economic conditions.

     The Company currently owns an approximately 95% economic interest in and is the sole general partner of the Operating Partnership (this structure is commonly referred to as an umbrella partnership REIT or "UPREIT"). The board of directors of the Company manages the affairs of the Operating Partnership by directing the affairs of the Company. Economic interests in the Operating Partnership are evidenced by units of partnership interest ("Units") with the interest of the general partner evidenced by general partner units ("GP Units"). The interests of persons who have contributed direct or indirect interests in certain properties to the Operating Partnership are evidenced by limited partner units ("LP Units").

     In August 1997, Standard & Poor's Investment Services ("Standard & Poor's") assigned a corporate rating of "BBB-" to the Operating Partnership, and on November 4, 1997 Moody's Investors Service ("Moody's") assigned a prospective rating of "(P)Baa3" to the unissued shelf registration of debt securities filed by the Operating Partnership. Moody's subsequently assigned a rating of "Baa3" to the Operating Partnership's $100 million offering of the 2004 Notes which was completed in November 1997.

     The Operating Partnership is organized under the laws of the State of Delaware. Its offices are located at 40 Skokie Boulevard, Suite 600, Northbrook, Illinois 60062-1626. Its telephone number is (847) 272-9800.

                                 THE PROPERTIES

     Set forth below are summary descriptions of the Properties owned by the Operating Partnership as of December 31, 1997 and rental information for leases in effect as of September 30, 1997 or, for Properties acquired after September 30, 1997, as of the date of acquisition. The Properties listed in italics have been acquired since September 30, 1997.

                                                                    GROSS
                                                                  LEASABLE
                                                      YEAR       AREA (GLA)      PERCENT     ANNUALIZED
                    SHOPPING CENTERS                ACQUIRED     SQUARE FEET     LEASED     BASE RENT(1)
      --------------------------------------------  --------    -------------    -------    -------------
      ILLINOIS
  1.  Commons of Chicago Ridge and Annex..........    1996           309,000        93%      $ 2,837,116
  2.  Commons of Crystal Lake(2)..................    1996           273,000        71         2,261,841
  3.  Crossroads Center...........................    1992(3)        242,000        97         1,382,014
  4.  Fairhills Shopping Center...................    1997           106,000        90           594,917
  5.  Heritage Square.............................    1996           212,000       100         2,609,091
  6.  High Point Centre...........................    1996           240,000        99         2,151,908
  7.  Parkway Pointe..............................    1997            39,000       100           463,101
  8.  Rivercrest Center...........................    1994(3)        458,000        99         3,585,615
  9.  Rollins Crossing............................    1996            66,000(4)     82           489,939
 10.  Sangamon Center North.......................    1997           140,000        98         1,002,405
 11.  Sheridan Village............................    1996           296,000        98         2,246,202
 12.  Sterling Bazaar.............................    1997            82,000        94           646,884
 13.  Wardcliffe Center...........................    1997            62,000       100           317,196
 14.  Westview Center.............................    1993(3)        328,000        72         2,121,997
                                                                  ----------       ---       -----------
      TOTAL/WEIGHTED AVERAGE ILLINOIS.............                 2,853,000        91%      $22,710,226
      INDIANA
 15.  Martin's Bittersweet Plaza..................    1997            78,000        98           553,135
 16.  County Line Mall............................    1997           261,000        94         1,598,100
 17.  Speedway SuperCenter and Outlots............    1996           541,000        97         3,883,929
 18.  The Village.................................    1996           356,000        86         1,651,191
 19.  Washington Lawndale Commons.................    1996           333,000        98         1,642,978
                                                                  ----------       ---       -----------
      TOTAL/WEIGHTED AVERAGE INDIANA..............                 1,569,000        94%      $ 9,329,333
      IOWA
 20.  Burlington Plaza West.......................    1997            88,000        94           573,685
 21.  Davenport Retail............................    1997            63,000       100           604,355
 22.  Holiday Plaza...............................    1997            46,000        87           282,219
 23.  Parkwood Plaza..............................    1997           125,000        93         1,019,873
 24.  Southgate Shopping Center...................    1997           163,000        93           512,520
 25.  Spring Village..............................    1997            91,000       100           567,715
 26.  Warren Plaza................................    1997(3)         90,000       100           660,828
                                                                  ----------       ---       -----------
      TOTAL/WEIGHTED AVERAGE IOWA.................                   666,000        95%      $ 4,221,195
      KANSAS
 27.  Mid State Plaza.............................    1997           287,000        84           767,676
 28.  Santa Fe Square.............................    1996(3)        134,000        94         1,100,219
 29.  Westchester Square..........................    1997           165,000        93         1,231,672
                                                                  ----------       ---       -----------
      TOTAL/WEIGHTED AVERAGE KANSAS...............                   586,000        89%      $ 3,099,567
      KENTUCKY
 30.  Stony Brook.................................    1996           136,000        98         1,384,869
                                                                  ----------       ---       -----------
      TOTAL/WEIGHTED AVERAGE KENTUCKY.............                   136,000        98%      $ 1,384,869

                                                                    GROSS
                                                                  LEASABLE
                                                      YEAR       AREA (GLA)      PERCENT     ANNUALIZED
                    SHOPPING CENTERS                ACQUIRED     SQUARE FEET     LEASED     BASE RENT(1)
      --------------------------------------------               ----------        ---       -----------
      MINNESOTA
 31.  Brookdale Square............................    1996(3)        185,000        86%      $ 1,175,468
 32.  Burning Tree Plaza..........................    1993(3)        139,000        93         1,165,599
 33.  Central Valu................................    1997           123,000        93           836,208
 34.  Elk Park....................................    1997           155,000        99         1,320,432
 35.  Har Mar Mall................................    1992(3)        430,000        92         3,797,782
 36.  Hub West Shopping Center....................    1991(3)         78,000       100           839,271
 37.  Richfield Hub Shopping Center...............    1988(3)        138,000        98         1,262,477
 38.  Roseville Center............................    1997            75,000        92           624,708
 39.  Sun Ray Shopping Center.....................    1961(3)        258,000        82         1,615,111
 40.  Terrace Mall................................    1993(3)        137,000        94           913,871
 41.  Westview Valu...............................    1997           163,000        93         1,026,156
 42.  Westwind Plaza..............................    1994(3)         88,000        92           891,960
 43.  White Bear Hills............................    1993(3)         73,000       100           592,781
                                                                  ----------       ---       -----------
      TOTAL/WEIGHTED AVERAGE MINNESOTA............                 2,042,000        92%      $16,061,824
      MISSOURI
 44.  Grandview Plaza.............................    1971(3)        316,000        78         2,127,323
 45.  Liberty Corners.............................    1997           121,000       100           720,941
                                                                  ----------       ---       -----------
      TOTAL/WEIGHTED AVERAGE MISSOURI.............                   437,000        84%      $ 2,848,264
      NEW MEXICO
 46.  St. Francis Plaza...........................    1995            30,000       100           357,000
                                                                  ----------       ---       -----------
      TOTAL/WEIGHTED AVERAGE NEW MEXICO...........                    30,000       100%      $   357,000
      SOUTH DAKOTA
 47.  Baken Park..................................    1997           184,000        94           998,208
                                                                  ----------       ---       -----------
      TOTAL/WEIGHTED AVERAGE SOUTH DAKOTA.........                   184,000        94%      $   998,208
      TENNESSEE
 48.  Williamson Square(5)........................    1996           335,000        90         2,109,757
                                                                  ----------       ---       -----------
      TOTAL/WEIGHTED AVERAGE TENNESSEE............                   335,000        90%      $ 2,109,757
      WISCONSIN
 49.  Madison Plaza...............................    1997           128,000       100           991,131
 50.  Mequon Pavilions............................    1996           212,000        98         2,269,611
 51.  Park Plaza..................................    1997           108,000       100           599,892
 52.  Spring Mall.................................    1997           180,000        92         1,014,864
                                                                  ----------       ---       -----------
      TOTAL/WEIGHTED AVERAGE WISCONSIN............                   628,000        97%      $ 4,875,498
                                                                  ----------       ---       -----------
      TOTAL/WEIGHTED AVERAGE SHOPPING CENTERS.....                 9,466,000        92%      $67,995,741
      RETAIL/OFFICE BUILDING

      ILLINOIS
 53.  One North State(6)..........................    1996           639,000        98         9,849,135
                                                                  ----------       ---       -----------
      GRAND TOTAL/WEIGHTED AVERAGE................                10,105,000        93%      $77,844,876
                                                                  ==========       ===       ===========

---------------
(1) Annualized base rent is calculated by multiplying monthly base rent for September 1997 by 12. For Properties acquired after September 1997, annualized base rent is calculated by multiplying the first month's pro forma base rent by 12.
(2) The amount of rentable square feet at Commons of Crystal Lake does not include approximately 81,000 square feet which is owned by Metropolitan Life and leased to Venture Stores, Inc.
(3) Date represents the year the Property was acquired by the Company. The Company contributed the Property to the Operating Partnership in August 1997 in order to consolidate the ownership of the Properties in one entity.
(4) The amount of rentable square feet at Rollins Crossing does not include approximately 190,000 square feet which is owned by Kmart Corporation.
(5) The Operating Partnership is the 60% general partner of a partnership owning this Property, whose limited partner interests are owned by an unrelated investor.
(6) This Property is held for sale.

                                  RISK FACTORS

     An investment in the Notes involves various risks, and prospective investors should carefully consider the matters discussed under "Risk Factors" in the accompanying Prospectus prior to any investment in the Operating Partnership. The first "Risk Factor" noted on page 3 of the accompanying Prospectus has been significantly mitigated by the prepayment on November 26, 1997 of the $100 million REMIC Note due September 2000 (the "REMIC Note"). Such prepayment was accompanied by a prepayment yield maintenance fee of approximately $4.3 million and was effected primarily with the proceeds of an offering by the Operating Partnership of the 2004 Notes, with the balance of the prepayment paid with borrowings under the Company's line of credit then in effect. The Operating Partnership remains subject to the risk of payment or refinancing of the 2004 Notes upon their balloon maturity in November 2004. Except for interest rate and maturity, the 2004 Notes have the same terms and conditions as, and rank equally with, the Notes offered hereby. See "The Operating Partnership -- Indebtedness."

                                 RECENT EVENTS

     The following is a summary of certain significant events involving the Operating Partnership and the Company since September 30, 1997:

     - In November 1997, the Company prepaid the REMIC Note which resulted in the discharge from the mortgage securing the REMIC Note of six Properties, including One North State Street in Chicago, having an aggregate gross book value of $181.2 million.

     - On November 24, 1997, the Operating Partnership completed an offering of $100 million of 7% Notes due 2004, the proceeds of which were used to prepay the REMIC Note. Except for interest rate and maturity, the 2004 Notes have the same terms and conditions as, and rank equally with, the Notes offered hereby. See "Prospectus Supplement Summary -- Risk Factors" and "The Operating Partnership -- Indebtedness."

     - In December 1997, the Operating Partnership entered into a new $200 million unsecured revolving credit facility with a syndicate of banks (the "Line of Credit"), replacing the previous $150 million unsecured line of credit. The Line of Credit matures in December 2000 and outstanding borrowings under the Line of Credit bear interest at a variable rate, depending upon the rating assigned by recognized rating agencies, which rate is currently the lowest of (i) the lead bank's base rate, (ii) 1.00% over the London InterBank Offer Rate ("LIBOR"), or
        (iii) for amounts outstanding up to $100 million, a competitive bid rate solicited from the syndicate of banks. The line is available for the acquisition, development, renovation and expansion of new and existing properties, working capital and general business purposes. See "The Operating Partnership -- Indebtedness."

     - On December 1, 1997, the Company completed an offering of 990,000 shares of its common stock, par value $.01 per share (the "Common Stock"), at a price to the public of $20.375 per share. The shares were sold under a Forward Equity Program entered into with PaineWebber Incorporated ("PaineWebber") on October 21, 1997, pursuant to which the Company has the right, until April 21, 1998, to sell shares of its Common Stock with an aggregate value up to $60 million to PaineWebber, acting as underwriter, in amounts ranging from $5 million to $20 million per transaction. Although no further shares have been sold under the Forward Equity Program, the Company completed an additional offering of 300,000 shares of its Common Stock on December 10, 1997 at a price to the public of $20.50 per share.

     - Subsequent to September 30, 1997, the Operating Partnership has acquired 11 shopping centers for an aggregate price of $93,734,000, three of which centers were acquired subject to existing mortgage indebtedness aggregating $21,503,000. Accordingly, as of December 31, 1997, only eight of the Company's 53 properties were encumbered by mortgage debt aggregating approximately $51.2 million. See "The Operating
        Partnership -- Properties" and "-- Indebtedness."

     - Consistent with its strategy of focusing on shopping centers located in the Midwestern region of the United States, in October and December 1997, respectively, the last of the Company's New England properties (Augusta Plaza in Augusta, Maine, and 585 Boylston Street in Boston, Massachusetts) were sold for an aggregate net sales price of $8.0 million. In January 1998, the Operating Partnership listed for sale its only remaining non-shopping center asset, One North State Street in downtown Chicago. See "The Operating Partnership -- Recent Events."

     - In November 1997, the Board of Directors of the Company increased the rate of the Company's quarterly dividend from $.33 per share to $.35 per share, effective with the dividend paid on December 31, 1997.

                                  THE OFFERING

     All capitalized terms used herein and not defined herein have the meaning provided in the Indenture (as defined herein) or under "Description of Notes."

SECURITIES OFFERED.........  $100,000,000 aggregate principal amount of Notes.

MATURITY...................  January 15, 2008.

INTEREST PAYMENT DATES.....  Semi-annually in arrears on January 15 and July 15 commencing July 15, 1998.

RANKING....................  The Notes will be unsecured obligations of the
                             Operating Partnership and will rank equally with all other unsecured and unsubordinated indebtedness of the Operating Partnership including the 2004 Notes. The Notes will be effectively subordinated to mortgages and other secured indebtedness of the Operating Partnership and to indebtedness and other liabilities of the Operating Partnership's subsidiaries. In addition, the Notes will be repaid solely from the assets of the Operating Partnership; the Indenture provides that holders of the Notes will not have recourse against any partner of the Operating Partnership for the repayment of the Notes.

USE OF PROCEEDS............  The net proceeds from the sale of the Notes will be used to reduce outstanding indebtedness incurred under the Operating Partnership's Line of Credit, with the expectation that the Operating Partnership may reborrow under the line for the acquisition, development, renovation and expansion of properties. The outstanding balance of the Line of Credit as of December 31, 1997 was $151.7 million.

OPTIONAL REDEMPTION........  The Notes are redeemable at any time at the option of the Operating Partnership, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest to the redemption date and (ii) the Make-Whole Amount (as hereinafter defined), if any. See "Description of Notes -- Optional Redemption."

CERTAIN COVENANTS..........  The Notes contain various covenants including the following:

                             - Neither the Operating Partnership nor any
                               Subsidiary (as hereinafter defined) may incur any Indebtedness (as hereinafter defined) if, after giving effect thereto, the aggregate principal amount of all outstanding Indebtedness of the Operating Partnership and its Subsidiaries on a consolidated basis is greater than 60% of the sum of (i) the Total Assets (as hereinafter defined) of the Operating Partnership and its Subsidiaries as of the end of the most recent calendar quarter prior to the incurrence of such additional Indebtedness, (ii) the purchase price of any real estate assets or mortgages receivable acquired by the Operating Partnership and its Subsidiaries since the end of such calendar quarter, and (iii) the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness), by the Operating Partnership or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Indebtedness, less (iv) the decrease, if any, in the Total Assets of the Operating Partnership and its Subsidiaries since the end of such quarter.

                             - Neither the Operating Partnership nor any
                               Subsidiary may incur any Indebtedness secured by any mortgage or other lien upon any of the property of the Operating Partnership or any Subsidiary if, after giving effect thereto, the aggregate principal amount of all outstanding Indebtedness of the Operating Partnership and its Subsidiaries on a consolidated basis which is secured by any mortgage or other lien on the property of the Operating Partnership or any Subsidiary is greater than 40% of the sum of (i) the Total Assets of the Operating Partnership and its Subsidiaries as of the end of the most recent calendar quarter prior to the incurrence of such additional Indebtedness and (ii) the purchase price of any real estate assets or mortgages receivable acquired by the Operating Partnership and its Subsidiaries since the end of such calendar quarter, and (iii) the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness), by the Operating Partnership or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Indebtedness, less
                               (iv) the decrease, if any, in the Total Assets of the Operating Partnership and its Subsidiaries since the end of such quarter.

                             - The Operating Partnership and its Subsidiaries
                               will maintain Total Unencumbered Assets (as hereinafter defined) of not less than 150% of the aggregate outstanding principal amount of the Unsecured Indebtedness (as hereinafter defined) of the Operating Partnership and its Subsidiaries on a consolidated basis.

                             - Neither the Operating Partnership nor any
                               Subsidiary may incur any Indebtedness if, after giving effect thereto, the ratio of Consolidated Income Available for Debt Service (as hereinafter defined) to the Annual Service Charge (as hereinafter defined) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Indebtedness is to be incurred shall have been less than 1.5:1 on a pro forma basis after giving effect to certain assumptions.

                             The foregoing covenants do not restrict the Operating Partnership from refinancing existing Indebtedness, provided that the outstanding principal amount of such Indebtedness is not increased. For a more complete description of the terms and definitions used in the foregoing limitations, see "Description of Notes -- Certain Covenants."

                           THE OPERATING PARTNERSHIP

GENERAL

     Bradley Operating Limited Partnership is the entity through which Bradley Real Estate, Inc., a self-administered and self-managed REIT, conducts substantially all of its business and owns (either directly or through subsidiaries) substantially all of its assets. Bradley Real Estate, Inc., has elected to qualify as a REIT for federal income tax purposes since its organization in 1961. The Company is the nation's oldest continuously qualified real estate investment trust. The Operating Partnership owns and operates and seeks to acquire grocery-anchored, open-air neighborhood and community shopping centers in the Midwestern region of the United States and is engaged in the business of acquiring and actively managing and leasing such properties. As of December 31, 1997, the Operating Partnership owned 53 Properties in 11 states, aggregating approximately 10.1 million square feet of gross leasable area.

     In March 1996, the Company completed the acquisition (the "Tucker Acquisition") of Tucker Properties Corporation ("Tucker"). The Tucker Acquisition was consummated through the issuance by the Company of approximately
7.4 million shares of its Common Stock valued at $13.96 per share, and was accounted for using the purchase method of accounting. Tucker held title to all of its properties through two partnerships; eight properties through Tucker Operating Limited Partnership ("TOP"), in which Tucker had a 95.9% general partnership interest, and six properties through Tucker Financing Partnership ("TFP"), a general partnership of which TOP owned 99% and a wholly owned Tucker corporate subsidiary owned the remaining 1%. Upon the acquisition of Tucker, the Company succeeded to Tucker's interest in TOP, TFP and the wholly owned Tucker corporate subsidiary, and the name "Bradley" was substituted for "Tucker" in each subsidiary and partnership. In August 1997, the Company contributed to the Operating Partnership its economic interests in 18 properties that it had previously held directly in order to consolidate the ownership of the Properties in one entity. The Operating Partnership therefore succeeded Bradley as the entity through which the Company expects to expand its ownership and operation of properties primarily located in the Midwestern region of the country. In addition, in August 1997, Standard & Poor's assigned a corporate rating of "BBB-" to the Operating Partnership, and on November 4, 1997 Moody's assigned a prospective rating of "(P)Baa3" to the unissued shelf registration of debt securities filed by the Operating Partnership. Moody's subsequently assigned a rating of "Baa3" to the Operating Partnership's offering of the 2004 Notes which was completed in November 1997.

     Of the 53 Properties owned by the Operating Partnership at December 31, 1997, 39 were grocery-anchored, open-air shopping centers located in the Midwestern region of the United States. The Portfolio owned by the Operating Partnership has over 1,000 tenants, with no single tenant accounting for more than 6.0% of gross revenues. The majority of the Properties have been constructed or renovated within the past five to eight years. As of December 31, 1997, the Operating Partnership's Portfolio was approximately 95% occupied.

     As part of its ongoing business, the Operating Partnership regularly evaluates, and engages in discussions with public and private real estate entities regarding possible portfolio or individual asset acquisitions or business combinations. The Operating Partnership is in the process of actively evaluating several properties and, accordingly, expects to complete additional acquisitions of retail properties during 1998, although no assurance can be given that any acquisitions will be consummated. However, the Operating Partnership does not currently have any properties under agreement which individually or in the aggregate would have a material affect on the financial condition of the Operating Partnership. In evaluating potential acquisitions, the Operating Partnership focuses principally on community and neighborhood shopping centers in the Midwest states of Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota and Wisconsin that are anchored by strong national, regional and independent grocery store chains. The Operating Partnership favors grocery-anchored shopping centers because, based on its experience and current research, such properties offer better prospects for sustainable cash flow growth over time due to their strong and predictable daily consumer traffic and are less susceptible to downturns in the general economy than apparel or leisure anchored shopping center properties.

     The Company currently owns an approximately 95% economic interest in and is the sole general partner of the Operating Partnership. The board of directors of the Company manages the affairs of the Operating Partnership by directing the affairs of the Company. Economic interests in the Operating Partnership are evidenced by Units with the interest of the general partner evidenced by GP Units.

     The Operating Partnership is a Delaware limited partnership and the Company is a Maryland corporation. The executive offices of both the Operating Partnership and the Company are located at 40 Skokie Boulevard, Suite 600, Northbrook, Illinois 60062-1626 and their telephone number is (847) 272-9800.

RECENT EVENTS

     On November 26, 1997 the Company prepaid the REMIC Note. Such prepayment was accompanied by a prepayment yield maintenance fee of approximately $4.3 million and was effected primarily with the proceeds of the offering by the Operating Partnership of the 2004 Notes in November 1997, with the balance of the prepayment paid with borrowings under the Company's line of credit then in effect. The prepayment of the REMIC Note resulted in the discharge from the mortgage securing the REMIC Note of six properties, including One North State Street in Chicago, having an aggregate gross book value of $181.2 million.

     In December 1997, the Operating Partnership entered into the Line of Credit, replacing the previous $150 million unsecured line of credit. The Line of Credit bears interest at a rate equal to the lowest of (i) the lead bank's base rate, (ii) a spread over LIBOR ranging from 0.70% to 1.25% depending on the credit rating assigned by national credit rating agencies, or (iii) for amounts outstanding up to $100 million, a competitive bid rate solicited from the syndicate of banks. Based on the Operating Partnership's current credit rating assigned by Standard & Poor's and Moody's, the spread over LIBOR is 1.00%. Additionally, there is a facility fee currently equal to $300,000 per annum. In the event the current credit rating were downgraded by either Standard & Poor's or Moody's, the facility fee would increase to $500,000 per annum, and the spread over the base rate would increase by 0.25% and the spread over LIBOR would increase to 1.25%. The Line of Credit is guaranteed by the Company and matures in December 2000. The Line of Credit is available for the acquisition, development, renovation and expansion of new and existing properties, working capital and general business purposes.

     On December 1, 1997, the Company completed an offering of 990,000 shares of its Common Stock. Such shares were sold to the public at $20.375 per share with net proceeds to the Company of $19,342,600 after deducting the underwriting discount and expenses. The shares were sold under a Forward Equity Program previously entered into with PaineWebber on October 21, 1997, pursuant to which the Company, at its option, has the right, until April 21, 1998, to sell shares of its Common Stock with an aggregate value of up to $60 million to PaineWebber, acting as underwriter, in amounts ranging from $5 million to $20 million per transaction. Although no further shares have been sold under the Forward Equity Program, the Company completed an additional offering of 300,000 shares of its Common Stock on December 10, 1997. These additional shares were sold to the public at $20.50 per share with net proceeds to the Company of approximately $5.9 million after deducting the underwriting discount and expenses.

     Subsequent to September 30, 1997, the Operating Partnership has acquired 11 shopping centers for an aggregate price of $93,734,000, three of which centers were acquired subject to existing mortgage indebtedness aggregating $21,503,000. Accordingly, as of December 31, 1997, only eight of the Company's 53 properties were encumbered by mortgage debt aggregating approximately $51.2 million.

     Consistent with its strategy of focusing on shopping centers located in the Midwestern region of the United States, in October and December 1997, respectively, the last of the Company's New England properties (Augusta Plaza in Augusta, Maine, and 585 Boylston Street in Boston, Massachusetts) were sold for an aggregate net sales price of $8.0 million. In January 1998, the Operating Partnership listed for sale its only remaining non-shopping center asset, One North State Street in downtown Chicago. One North Street was the only Property in the Portfolio at December 31, 1996 that represented 10% or more of the historic book value of the Portfolio at December 31, 1996, or accounted for 10% or more of the Portfolio's gross revenues in 1996. One North State aggregates approximately 639,000 square feet of gross leasable area of which only approximately 159,000 square feet is retail space and the remainder is office space. The aggregate cost basis of the Property for reporting purposes as of December 31, 1996 was $54,692,000, and the aggregate cost for federal income tax purposes was $73,611,000.

     In November 1997, the Board of Directors of the Company increased the rate of the Company's quarterly dividend from $.33 per share to $.35 per share, effective with the dividend paid on December 31, 1997.

BUSINESS OBJECTIVES AND STRATEGIES

     Philosophy:

     The Operating Partnership believes grocery-anchored, open-air properties offer risk-adjusted returns that are superior to alternative retail formats. Grocery-anchored centers generally perform better than alternative retail formats through varied economic conditions because they are usually located close to residential areas, are convenience driven, promote repeat customer traffic and cross-shopping and tend to be less affected by changing demographics. The Operating Partnership intends to grow by improving cash flows from existing Properties through innovative, proactive management and leasing that focuses on tenant satisfaction and retention, increases in rents and occupancy levels and the control of operating expenses. The Operating Partnership also intends to grow through the acquisition of additional grocery-anchored shopping centers located throughout its Midwest target market. The Operating Partnership believes it is well positioned to achieve these objectives given Bradley's 37-year operating history in the Midwest region of the country, its existing management infrastructure in several key Midwestern markets and its depth of management and management information systems.

     Management Structure:

     The Operating Partnership provides a full range of fully integrated real estate services with over 90 professionals involved in management, leasing, acquisition and financing of the Operating Partnership's Properties. Senior management consists of seven individuals with an average of 19 years of real estate experience, ranging from 13 to 31 years in the business. The Operating Partnership maintains regional offices in Chicago, Minneapolis, St. Louis, Indianapolis, Milwaukee and Cincinnati, in order that as many Properties as practicable have a manager located within a one to two hour drive. The Operating Partnership believes that operational success is driven by its employees and seeks to provide a challenging and congenial work environment which offers personal and career growth to all employees. The finance, accounting and administrative functions for the Operating Partnership are handled by a central office staff located in the Northbrook, Illinois headquarters.

     Property Operations:

     The Asset Management Department operates the Portfolio with the objective of maximizing current cash flows while at the same time enhancing long-term value. The Properties are operated by 14 professional property managers, all of whom have or are working toward professional designations. Each property manager currently manages an average of 600,000 square feet in slightly over three Properties. Property managers all have comprehensive written goals focusing on the following objectives:

          Tenant Coverage and Retention: The Operating Partnership believes that the maintenance of good relationships and communications is imperative to tenant retention. Managers meet with tenants on a regular basis, with such communication considered essential not only in the lease renewal process but also in identifying mutual needs and expectations while clarifying and resolving issues. In general, leases are renewed at market rates with standard escalation clauses. The property manager negotiates the renewal terms with tenants, in conjunction with the leasing agent assigned to the Property.

          Property Maintenance and Expense Control: Maintenance of the Portfolio is performed by both internal and third-party contract personnel. The Operating Partnership's construction and property management personnel ensure each Property is maintained in optimal condition while ensuring all opportunities to minimize operating costs are considered. These opportunities include property tax protestation, competitive bidding for third party services, conducting routine preventative maintenance and enforcing strict accounting and collection controls.

          Financial Performance: Revenues from the Portfolio are maximized by providing property managers and leasing agents with significant input in the setting of financial goals for each Property and enabling property managers and leasing agents to make decisions with respect to new and renewal leases. Property managers are also required to follow strict policies with respect to competitive bidding of contracts and the collection procedures to be followed at each Property, as well as aggressively to seek property tax reductions.

     Leasing:

     The Leasing Department is focused on attracting and retaining quality tenants on economically favorable terms, leveraging off established tenant relationships and capitalizing on the Operating Partnership's ability to offer multiple locations. Each leasing representative is responsible for, on average,
1.7 million square feet of retail space or approximately five to nine shopping centers. Leasing representatives are assigned specific Properties and are responsible for the following objectives:

        Creating an annual leasing plan including an analysis of the competition for each center which is an integral part of the annual budget.

        Managing all leasing activities including sourcing new tenants, negotiating lease parameters, lease analysis and closing lease transactions.

        Working with property managers on lease renewals.

        Monitoring and working with the construction department on tenant improvements in order to insure that all lease occupancy requirements are met.

        Establishing tenant and industry relationships.

     The Operating Partnership commits significant resources to market research efforts. Leasing representatives have access to demographic programs detailing existing and projected population, income and retail sales growth within a trade area, as well as the macro and micro economic data provided by the Research Department. In addition to this internal market data, leasing representatives are required to prepare a site specific market analysis for each Property, taking into consideration competitive centers, market rental rates, local tenant concentration, traffic patterns and vacancies within competing centers.

     Acquisitions:

     The Operating Partnership focuses its efforts on the acquisition of grocery-anchored, open-air neighborhood and community shopping centers in its Midwest target area. Acquisition efforts are focused on both MSAs and secondary markets in this area. The Operating Partnership seeks acquisitions in MSAs and secondary markets where it can establish a strong market presence by owning multiple properties. The Operating Partnership primarily seeks grocery-anchored, open-air neighborhood and community shopping centers containing 60,000 to 200,000 square feet of rentable area and that have the following additional characteristics:

        Anchored by grocery stores that are operated by national or regional Midwest chains or by top-tier independent operators with leading positions in their trade areas.

        Contain service retailer tenants, such as banks, related financial service, brokerage, medical offices, auto service, restaurants, drug stores, video stores and florists.

        Have an appropriate balance of "small shop" space to the amount of anchor square footage.

        Have been sufficiently well-maintained so as not to have significant deferred maintenance costs.

     The Operating Partnership seeks to acquire properties that management believes are priced below replacement cost, are located in strong Midwestern MSAs or secondary markets, and that are capable of producing minimum acceptable threshold yields which management believes can be increased through the Operating Partnership's operating and leasing experience and in certain instances through strategic capital improvements. In conjunction with extensive internal research and product sourcing efforts, the Operating Partnership has established relationships with external brokers in a number of its markets, enabling it to diversify its search throughout its Midwestern target area. Such relationships give the Operating Partnership broad geographic coverage while minimizing fixed general and administrative expenses.

     Research:

     The Research Department supports the overall strategic planning process as well as the Acquisition, Leasing and Asset Management Departments. The Operating Partnership maintains its own internal demographic, retailer and shopping center databases with the assistance and support of outside consultants. Research efforts are ongoing and focus on analyzing selected counties and MSAs throughout the Operating Partnership's target markets in the Midwest. The research process focuses on four major elements:

        Demographic and economic trends in the Operating Partnership's trade areas.

        Detailed databases on shopping center inventory and owners.

        Credit and operating information on the region's grocery operators, as well as other national, regional and local tenants.

          Supply and demand balances for retail space in the targeted markets' trade areas.

     Management Information Systems:

     The Operating Partnership has integrated property management information systems which include distributive processing features that make available next day information to field and corporate office personnel of data and transactions entered at each location. The system also includes a comprehensive lease database containing all relevant economic and compliance provisions contained in each lease. The system is designed with significant security, control and efficiency features and includes automated billings, daily updates of receivables and open payables and operational reports for both leasing and property management personnel. Management of the Operating Partnership is committed to continued investment in information technology so that information systems will continue to be adequate to support the growth of the Operating Partnership.

CAPITAL STRUCTURE

     Management intends to finance the Operating Partnership's future growth through the maintenance of a flexible capital structure that management believes will allow the Operating Partnership to take advantage of acquisition and development opportunities while providing access to the public debt and equity capital markets on favorable terms. The Operating Partnership intends to maintain a strong financial position by: (i) maintaining a low level of leverage (i.e., a ratio of debt and preferred stock to Real Estate Value of 50% or less, with "Real Estate Value" defined as annualized net operating income of the most recent fiscal quarter divided by 10.25%), (ii) maintaining a large pool of unencumbered properties, (iii) managing its exposure to variable interest rates, and (iv) extending and staggering its debt maturities. Management currently expects that all future indebtedness will be issued by the Operating Partnership.

PROPERTIES

    The following table and notes describe the Properties owned by the Operating Partnership as of December 31, 1997 and rental information for leases in effect as of September 30, 1997 or, for Properties acquired after September 30, 1997, as of the date of acquisition. All Properties are wholly owned by the Operating Partnership in fee simple unless otherwise indicated. The Operating Partnership currently has no major proposed program for the renovation, improvement or development of any of its Properties and, unless otherwise indicated, the Operating Partnership is holding the Properties for investment purposes. All of the Properties are located in developed areas and, accordingly, must compete with other similar properties for tenants and consumers. The Properties listed in italics have been acquired since September 30, 1997.

                                                              GROSS
                                                             LEASABLE                                 ANNUALIZED
                                                YEAR        AREA (GLA)     PERCENT    ANNUALIZED     BASE RENT PER
              SHOPPING CENTERS                ACQUIRED     SQUARE FEET     LEASED    BASE RENT(1)    LEASED SF(2)
--------------------------------------------  --------    --------------   -------   -------------   -------------
ILLINOIS
Commons of Chicago Ridge and Annex              1996           309,000        93%     $ 2,837,116       $  9.85
Chicago Ridge, IL
Commons of Crystal Lake(4)                      1996           273,000        71        2,261,841         11.61
Crystal Lake, IL
Crossroads Center                               1992(5)        242,000        97        1,382,014          5.85
Fairview Heights, IL
Fairhills Shopping Center                       1997           106,000        90          594,917          6.21
Springfield, IL
Heritage Square                                 1996           212,000       100        2,609,091         12.29
Naperville, IL
High Point Centre                               1996           240,000        99        2,151,908          9.03
Lombard, IL
Parkway Pointe                                  1997            39,000       100          463,101         12.00
Springfield, IL


                                              MAJOR TENANTS AND CERTAIN    SQUARE      BASE LEASE
              SHOPPING CENTERS                     OTHER TENANTS(3)         FEET     EXPIRATION DATE
--------------------------------------------  --------------------------   -------   ---------------
ILLINOIS
Commons of Chicago Ridge and Annex            T.J. Maxx*                    25,082         1998
Chicago Ridge, IL                             Marshalls*                    27,000         1999
                                              Office Depot*                 27,680         2002
                                              Cineplex Odeon*               25,000         2008
                                              Michaels Stores*              17,550         1999
                                              Pep Boys*                     22,354         2015
                                              JC Penney Home Store*         55,000         2007
                                              For Eyes Optical               2,188         2000
                                              Dollar Bills                   5,396         1999
                                              Factory Card Outlet           11,085         2000
Commons of Crystal Lake(4)                    Jewel/Osco*                   59,804         2007
Crystal Lake, IL                              Venture Stores (not
                                              owned)*                       81,338         2006
                                              Jewelry 3                      4,200         2005
                                              Old Country Buffet             9,750         1998
                                              Ulta 3                        10,446         2000
Crossroads Center                             Kmart (ground lease)*         96,268         2001
Fairview Heights, IL                          T.J. Maxx*                    32,200         2006
                                              Sally Beauty                   2,000         1999
                                              Old Country Buffet             9,550         2003
                                              Dress Barn                    12,642         2002
Fairhills Shopping Center                     Jewel/Osco*                   49,330         1998
Springfield, IL                               Baskin Robbins                 1,170         1999
Heritage Square                               Montgomery Ward(6)*          111,016         2013
Naperville, IL                                Circuit City*                 28,351         2009
                                              Stroud's*                     26,703         2003
                                              Walter E. Smithe               5,000         2002
                                              Coconuts                       6,000         2003
                                              Super Crown Books             10,497         2002
High Point Centre                             Cub Foods*                    62,000         2008
Lombard, IL                                   T.J. Maxx*                    25,200         1998
                                              Office Depot*                 36,416         2003
                                              MacFrugal's*                  17,040         2006
                                              Payless Shoesource             3,000         1998
                                              Hollywood Video                8,100         2006
                                              David's Bridal                13,205         2005
Parkway Pointe                                Shoe Carnival*                10,186         2004
Springfield, IL                               Dress Barn*                    8,200         2002
                                              Liberty Mutual                 1,350         2001
                                              Hollywood Video                6,000         2007

                                                              GROSS
                                                             LEASABLE                                 ANNUALIZED
                                                YEAR        AREA (GLA)     PERCENT    ANNUALIZED     BASE RENT PER
              SHOPPING CENTERS                ACQUIRED     SQUARE FEET     LEASED    BASE RENT(1)    LEASED SF(2)
--------------------------------------------  --------     -----------     -------   ------------    -------------

Rivercrest Center                               1994(5)        458,000        99%     $ 3,585,615       $  7.87
Crestwood, IL
Rollins Crossing                                1996            66,000(7)     82          489,939          9.08
Round Lake Beach, IL
Sangamon Center North                           1997           140,000        98        1,002,405          7.31
Springfield, IL
Sheridan Village                                1996           296,000        98        2,246,202          7.75
Peoria, IL
Sterling Bazaar                                 1997            82,000        94          646,884          8.40
Peoria, IL
Wardcliffe Center                               1997            62,000       100          317,196          5.11
Peoria, IL
Westview Center                                 1993(5)        328,000        72        2,121,997          9.01
Hanover Park, IL
                                                             ---------       ---      -----------       -------
    TOTAL/WEIGHTED AVERAGE ILLINOIS                          2,853,000        91%     $22,710,226       $  8.69
INDIANA
Martin's Bittersweet Plaza(8)                   1997            78,000        98          553,135          7.24
Mishawaka, IN
County Line Mall                                1997           261,000        94        1,598,100          6.49
Indianapolis, IN

                                              MAJOR TENANTS AND CERTAIN    SQUARE      BASE LEASE
              SHOPPING CENTERS                     OTHER TENANTS(3)         FEET     EXPIRATION DATE
--------------------------------------------  -------------------------    -------   ---------------
Rivercrest Center                             Omni Foods*                   87,937         2011
Crestwood, IL                                 Venture Stores*               79,903         2011
                                              Sears Roebuck and Co.*        55,000         2001
                                              T.J. Maxx*                    34,425         2004
                                              PETsMART*                     31,639         2010
                                              Best Buy*                     25,000         2008
                                              OfficeMax*                    24,000         2007
                                              Hollywood Park*               15,000         2000
                                              Funcoland                      1,925         1998
                                              Famous Footwear                6,000         2001
                                              Lone Star Steakhouse          12,315         2001
Rollins Crossing                              Super Kmart (not owned)*     190,000         2033
Round Lake Beach, IL                          Sears Hardware*               21,083         2005
                                              Pet Care Superstore            6,600         2000
                                              Super Trak                    10,000         2005
                                              MC Sports                     13,800         2005
Sangamon Center North                         Schnucks*                     63,257         2016
Springfield, IL                               U.S. Post Office*             16,000         2005
                                              Subway                         1,400         1999
                                              The Book Emporium              5,522         2001
                                              Revco                         12,468         2000
Sheridan Village                              Bergner's Dept. Store*       162,852         2006
Peoria, IL                                    Cohen's Furniture*            16,600         2006
                                              Radio Shack                    3,510         2001
                                              First of America               5,697         2001
                                              Fashion Bug                   11,020         2002
Sterling Bazaar                               Kroger*                       52,337         2011
Peoria, IL                                    Garner's Pizza & Wings         2,100         1999
Wardcliffe Center                             Big Lots*                     26,741         2001
Peoria, IL                                    Little Caesar's                2,617         1998
                                              Golf Discount                  5,175         1998
Westview Center                               Cub Foods*                    67,163         2009
Hanover Park, IL                              Marshalls*                    34,302         2004
                                              H&R Block                      1,200         1998
                                              Bakers Square                  5,510         2005
                                              Giant Auto                    12,000         1999

    TOTAL/WEIGHTED AVERAGE ILLINOIS
INDIANA
Martin's Bittersweet Plaza(8)                 Martin's Supermarket*         45,079         2012
Mishawaka, IN                                 Osco Drug*                    16,000         2012
                                              Mail Boxes, Etc.               1,000         1999
County Line Mall                              Kroger*                       52,337         2011
Indianapolis, IN                              Target*                       99,321         2002
                                              Office Max/Furniture Max*     32,208         2004
                                              The Book Rack                  1,495         1998
                                              Joann Fabrics                 13,506         2001

                                                              GROSS
                                                             LEASABLE                                 ANNUALIZED
                                                YEAR        AREA (GLA)     PERCENT    ANNUALIZED     BASE RENT PER
              SHOPPING CENTERS                ACQUIRED     SQUARE FEET     LEASED    BASE RENT(1)    LEASED SF(2)
--------------------------------------------  --------     -----------     -------   ------------    -------------

Speedway SuperCenter and Outlots                1996           541,000        97%     $ 3,883,929       $  7.43
Speedway, IN
The Village                                     1996           356,000        86        1,651,191          5.38
Gary, IN
Washington Lawndale Commons                     1996           333,000        98        1,642,978          5.05
Evansville, IN
                                                             ---------       ---      -----------       -------
    TOTAL/WEIGHTED AVERAGE INDIANA                           1,569,000        94%     $ 9,329,333       $  6.32
IOWA
Burlington Plaza West                           1997            88,000        94          573,685          6.94
Burlington, IA
Davenport Retail                                1997            63,000       100          604,355          9.66
Davenport, IA
Holiday Plaza                                   1997            46,000        87          282,219          6.98
Cedar Falls, IA
Parkwood Plaza                                  1997           125,000        93        1,019,873          8.77
Urbandale, IA
Southgate Shopping Center(9)                    1997           163,000        93          512,520          3.37
Des Moines, IA

                                              MAJOR TENANTS AND CERTAIN    SQUARE      BASE LEASE
              SHOPPING CENTERS                     OTHER TENANTS(3)         FEET     EXPIRATION DATE
--------------------------------------------  -------------------------    -------   ---------------
Speedway SuperCenter and Outlots              Kohl's*                       90,072         2004
Speedway, IN                                  Kroger*                       59,515         2013
                                              Sears Roebuck and Co.*        30,825         2004
                                              Old Navy*                     15,000         2005
                                              Kittles*                      25,320         2000
                                              PETsMART*                     21,781         2002
                                              Factory Card Outlet*          16,675         2003
                                              Lindo Super Spa*              16,589         2000
                                              Indy PC                        1,445         1999
                                              Applebees                      5,400         2010
                                              CVS Pharmacy                  10,700         2006
The Village                                   JC Penney*                    60,600         1999
Gary, IN                                      Goldblatt's*                  55,000         2000
                                              Post-Tribune Publishing*      19,246         1999
                                              Indiana Employment*           18,050         2000
                                              Kids Foot Locker               3,750         2005
                                              Fagen Pharmacy                 5,760         1998
                                              Aldi's                        13,099         2001
Washington Lawndale Commons                   Target*                       83,110         2005
Evansville, IN                                Sears Homelife*               34,527         2003
                                              Allied Sporting Goods*        20,285         1997
                                              Jo-Ann Fabrics*               15,262         2003
                                              Books-A-Million*              20,515         2002
                                              Mazzio's Pizza                 4,000         1999
                                              U.S. Postal Service            9,400         2000
                                              Revco Drugstore               10,500         2008

    TOTAL/WEIGHTED AVERAGE INDIANA
IOWA
Burlington Plaza West                         Festival Foods*               52,468         2009
Burlington, IA                                The Book Emporium              4,000         2002
                                              Circus Video                   8,000         1999
Davenport Retail                              Staples*                      24,153         2011
Davenport, IA                                 PETsMART*                     26,280         2011
                                              Factory Card Outlet           12,155         2006
Holiday Plaza                                 West Music*                    8,450         2002
Cedar Falls, IA                               Little Caesar's                1,480         1999
                                              Tan Down Under                 6,000         2001
Parkwood Plaza                                FoodSaver*                    63,075         2008
Urbandale, IA                                 We Care Hair                   1,350         2002
                                              Hollywood Video                6,000         2007
Southgate Shopping Center(9)                  Hy Vee*                       78,388         2014
Des Moines, IA                                Walgreens*                    22,000         2012
                                              Big Lots*                     23,677         2001
                                              Community State Bank          10,000         2002
                                              Arona Corporation              8,500         2002
                                              Clariborne Brothers            2,609         2007

                                                              GROSS
                                                             LEASABLE                                 ANNUALIZED
                                                YEAR        AREA (GLA)     PERCENT    ANNUALIZED     BASE RENT PER
              SHOPPING CENTERS                ACQUIRED     SQUARE FEET     LEASED    BASE RENT(1)    LEASED SF(2)
--------------------------------------------  --------     -----------     -------   ------------    -------------
Spring Village                                  1997            91,000       100%     $   567,715       $  6.22
Davenport, IA
Warren Plaza                                    1997(5)         90,000       100          660,828          7.33
Dubuque, IA
                                                               -------       ---      -----------       -------
    TOTAL/WEIGHTED AVERAGE IOWA                                666,000        95%     $ 4,221,195       $  6.65
KANSAS
Mid State Plaza                                 1997           287,000        84          767,676          3.17
Salina, KS
Santa Fe Square                                 1996(5)        134,000        94        1,100,219          8.75
Olathe, KS
Westchester Square                              1997           165,000        93        1,231,672          8.03
Lenexa, KS
                                                               -------       ---      -----------       -------
  TOTAL/WEIGHTED AVERAGE KANSAS                                586,000        89%     $ 3,099,567       $  5.96
KENTUCKY
Stony Brook                                     1996           136,000        98        1,384,869         10.35
Louisville, KY
                                                               -------       ---      -----------       -------
  TOTAL/WEIGHTED AVERAGE KENTUCKY                              136,000        98%     $ 1,384,869       $ 10.35
                                                               -------       ---      -----------       -------
MINNESOTA
Brookdale Square                                1996(5)        185,000        86        1,175,468          7.34
Brooklyn, MN
Burning Tree Plaza                              1993(5)        139,000        93        1,165,599          9.03
Duluth, MN
Central Valu                                    1997           123,000        93          836,208          7.28
Elk River, MN

                                              MAJOR TENANTS AND CERTAIN    SQUARE      BASE LEASE
              SHOPPING CENTERS                     OTHER TENANTS(3)         FEET     EXPIRATION DATE
--------------------------------------------  -------------------------    -------   ---------------
Spring Village                                Eagle Foods*                  45,763         2005
Davenport, IA                                 Cost Cutters                   1,200         2000
                                              Movie Gallery                  5,400         2000
                                              Walgreens                     10,800         2000
Warren Plaza                                  Hy-Vee Supermarket*           51,492         2013
Dubuque, IA                                   Subway                         1,300         2002
                                              Perkins Restaurant             5,000         2000
                                              Renier Company                 7,200         2001

    TOTAL/WEIGHTED AVERAGE IOWA
KANSAS
Mid State Plaza                               Food 4 Less*                  32,579         2004
Salina, KS                                    Sutherlands*                  80,155         2002
                                              Dollar General                10,700         2002
                                              Mid States Cinema              7,449         2002
                                              Cellular One                   1,000         1998
Santa Fe Square                               Hy-Vee Supermarket*           55,820         2007
Olathe, KS                                    Papa John's Pizza              1,250         2002
                                              Paper Warehouse                9,490         2005
                                              Fashion Bug                   11,500         2004
Westchester Square                            Hy-Vee Supermarket*           63,000         2006
Lenexa, KS                                    Pizza Hut                      2,775         2002
                                              Treasury Drug                  8,468         2001

  TOTAL/WEIGHTED AVERAGE KANSAS
KENTUCKY
Stony Brook                                   Kroger*                       79,625         2021
Louisville, KY                                Fantastic Sams                 1,260         1999
                                              Shogun Japanese                6,170         2000
                                              Gatti's Pizza                 10,258         2000

  TOTAL/WEIGHTED AVERAGE KENTUCKY

MINNESOTA
Brookdale Square                              Circuit City*                 36,391         2014
Brooklyn, MN                                  Office Depot*                 30,395         2004
                                              Drug Emporium*                25,782         2000
                                              United Artists*               24,534         2002
                                              USA Karate                     2,317         1998
                                              Blockbuster Video              6,008         2004
Burning Tree Plaza                            T.J. Maxx*                    30,000         2004
Duluth, MN                                    Best Buy*                     28,000         1999
                                              Piece Goods Shops*            17,682         1999
                                              Disc Go Round                  1,200         2000
                                              Memorial Blood                 5,400         1997
                                              Only Deals                    10,000         2002
Central Valu                                  Rainbow Foods*                66,314         1999
Elk River, MN                                 Slumberland Clearance*        24,632         1999
                                              Walgreens                     12,000         2015
                                              Top Valu Liquor               11,838         1999

                                                              GROSS
                                                             LEASABLE                                 ANNUALIZED
                                                YEAR        AREA (GLA)     PERCENT    ANNUALIZED     BASE RENT PER
              SHOPPING CENTERS                ACQUIRED     SQUARE FEET     LEASED    BASE RENT(1)    LEASED SF(2)
--------------------------------------------  --------     -----------     -------   ------------    -------------
Elk Park(10)                                    1997           155,000        99%     $ 1,320,432       $  8.59
Elk River, MN
Har Mar Mall                                    1992(5)        430,000        92        3,797,782          9.61
Roseville, MN
Hub West Shopping Center(12)(13)                1991(5)         78,000       100          839,271         10.72
Richfield, MN
Richfield Hub Shopping Center(12)(14)           1988(5)        138,000        98        1,262,477          9.35
Richfield, MN
Roseville Center                                1997            75,000        92          624,708          9.14
Roseville, MN
Sun Ray Shopping Center                         1961(5)        258,000        82        1,615,111          7.67
St. Paul, MN
Terrace Mall                                    1993(5)        137,000        94          913,871          7.09
Robbinsdale, MN
Westview Valu                                   1997           163,000        93        1,026,156          6.75
West St. Paul, MN
Westwind Plaza                                  1994(5)         88,000        92          891,960         11.07
Minnetonka, MN

                                              MAJOR TENANTS AND CERTAIN    SQUARE      BASE LEASE
              SHOPPING CENTERS                     OTHER TENANTS(3)         FEET     EXPIRATION DATE
--------------------------------------------  -------------------------    -------   ---------------
Elk Park(10)                                  Cub Foods*                    60,066         2016
Elk River, MN                                 Fashion Bug                   12,053         2006
                                              Only Deals                     6,020         2003
                                              Vision World                   1,406         2000
Har Mar Mall                                  HomePlace(11)*                54,489         2010
Roseville, MN                                 Barnes & Noble*               44,856         2010
                                              Marshalls*                    34,858         1998
                                              T.J. Maxx*                    25,025         1998
                                              General Cinema*               22,252         2001
                                              General Cinema*               19,950         2000
                                              Michaels Stores*              17,907         2003
                                              Binding Memories               1,970         2002
                                              The Ground Round               5,796         2002
                                              Petters Warehouse*            17,386         2006
Hub West Shopping Center(12)(13)              Rainbow Foods*                50,817         2012
Richfield, MN                                 U.S. Swim & Fitness*          26,185         2001
                                              Great Clips                    1,300         1999
Richfield Hub Shopping Center(12)(14)         Marshalls*                    26,785         2003
Richfield, MN                                 Michaels Stores*              24,235         1999
                                              Burger King                    4,401         2016
                                              Famous Footwear                6,000         1998
                                              Walgreens                     12,000         2000
Roseville Center                              Minnesota Fabrics*            12,000         2004
Roseville, MN                                 Snyder Drugs*                  8,250         1998
                                              Snuffy's Malt Shoppe           2,750         2001
                                              Big Wheel Auto                 5,800         2003
                                              Blockbuster Video              8,162         2003
Sun Ray Shopping Center                       JC Penney*                    40,451         1999
St. Paul, MN                                  Marshalls*                    26,256         2005
                                              T.J. Maxx*                    23,955         2000
                                              Petter's*                     20,000         2007
                                              Michaels Stores*              18,127         2004
                                              Bruegger's Bagels              2,400         2006
                                              Petland                        5,141         2000
                                              Snyder's Drugstore            13,800         2002
Terrace Mall                                  Rainbow Foods*                59,232         2013
Robbinsdale, MN                               North Memorial*               32,000         1999
                                              Mail Boxes, Etc.               1,358         1999
                                              Blockbuster Video              7,826         1999
Westview Valu                                 Burlington Coat Factory*      41,248         2004
West St. Paul, MN                             Cub Foods*                    92,646         1999
                                              Mill End Textiles              7,826         2000
                                              David V. Sass, D.D.S.          1,900         2005
Westwind Plaza                                Northern Hydraulics*          18,165         2002
Minnetonka, MN                                Caribou Coffee                 2,880         2007
                                              Big Wheel Auto                 6,200         2000
                                              Walgreens                     11,009         2024

                                                              GROSS
                                                             LEASABLE                                 ANNUALIZED
                                                YEAR        AREA (GLA)     PERCENT    ANNUALIZED     BASE RENT PER
              SHOPPING CENTERS                ACQUIRED     SQUARE FEET     LEASED    BASE RENT(1)    LEASED SF(2)
--------------------------------------------  --------     -----------     -------   ------------    -------------

White Bear Hills                                1993(5)         73,000       100%     $   592,781       $  8.11
White Bear Lake, MN
                                                             ---------       ---      -----------       -------
  TOTAL/WEIGHTED AVERAGE MINNESOTA                           2,042,000        92%     $16,061,824       $  8.54
MISSOURI
Grandview Plaza                                 1971(5)        316,000        78        2,127,323          8.61
Florissant, MO
Liberty Corners                                 1997           121,000       100          720,941          5.94
Liberty, MO
                                                             ---------       ---      -----------       -------
  TOTAL/WEIGHTED AVERAGE MISSOURI                              437,000        84%     $ 2,848,264       $  7.73
NEW MEXICO
St. Francis Plaza(12)(15)                       1995            30,000       100          357,000         11.90
Santa Fe, NM
                                                             ---------       ---      -----------       -------
  TOTAL/WEIGHTED AVERAGE NEW MEXICO                             30,000       100%     $   357,000       $ 11.90
SOUTH DAKOTA
Baken Park                                      1997           184,000        94          998,208          5.76
Rapid City, SD
                                                             ---------       ---      -----------       -------
  TOTAL/WEIGHTED AVERAGE SOUTH DAKOTA                          184,000        94%     $   998,208       $  5.76
TENNESSEE
Williamson Square(16)(17)                       1996           335,000        90        2,109,757          6.99
Franklin, TN
                                                             ---------       ---      -----------       -------
  TOTAL/WEIGHTED AVERAGE TENNESSEE                             335,000        90%     $ 2,109,757       $  6.99
WISCONSIN
Madison Plaza                                   1997           128,000       100          991,131          7.77
Madison, WI
Mequon Pavilions                                1996           212,000        98        2,269,611         10.90
Mequon, WI

                                              MAJOR TENANTS AND CERTAIN    SQUARE      BASE LEASE
              SHOPPING CENTERS                     OTHER TENANTS(3)         FEET     EXPIRATION DATE
--------------------------------------------  -------------------------    -------   ---------------
White Bear Hills                              Festival Foods*               45,679         2011
White Bear Lake, MN                           Cost Cutters                   1,200         2002
                                              Video Update                   6,000         2006
                                              Walgreens                     11,890         2030

  TOTAL/WEIGHTED AVERAGE MINNESOTA
MISSOURI
Grandview Plaza                               Home Quarters*                84,611         2013
Florissant, MO                                Schnucks*                     68,025         2011
                                              Walgreens*                    15,984         2008
                                              Custom Cellular                2,400         2004
                                              Thoughtful Cards               6,121         2000
Liberty Corners                               Price Chopper*                56,000         2007
Liberty, MO                                   Famous Footwear                4,500         1998
                                              Bette's Hallmark               8,450         1999
                                              Fashion Bug                   10,770         2000

  TOTAL/WEIGHTED AVERAGE MISSOURI
NEW MEXICO
St. Francis Plaza(12)(15)                     Walgreens*                    14,950         2013
Santa Fe, NM                                  Wild Oats*                    14,850         2006

  TOTAL/WEIGHTED AVERAGE NEW MEXICO
SOUTH DAKOTA
Baken Park                                    Nash Finch*                   44,337         2017
Rapid City, SD                                Ben Franklin*                 27,155         2003
                                              Boyd's Drugs*                 19,200         2004
                                              Hardware Hank                 11,000         1999
                                              Crown Gallery                  6,147         2000
                                              Baken Park Barber Shop           700         2002

  TOTAL/WEIGHTED AVERAGE SOUTH DAKOTA
TENNESSEE
Williamson Square(16)(17)                     Wal-Mart*                    117,493         2008
Franklin, TN                                  Kroger*                       63,986         2008
                                              Carmike Cinemas*              29,000         2008
                                              Pearle Vision Center           3,180         2000
                                              Comfort Source                 7,743         2003
                                              YMCA                          14,450         2002

  TOTAL/WEIGHTED AVERAGE TENNESSEE
WISCONSIN
Madison Plaza                                 Supersaver*                   73,309         2008
Madison, WI                                   Subway                         1,200         1999
                                              Planet Video                   6,000         2004
                                              Walgreens                     13,500         2045
Mequon Pavilions                              Kohl's Food Emporium*         45,697         2010
Mequon, WI                                    Furniture Clearance*          19,900         1997
                                              The Men's Warehouse            4,738         2000
                                              Mequon Pharmacy                6,500         1998
                                              Bedtime                       11,512         2001

                                                              GROSS
                                                             LEASABLE                                 ANNUALIZED
                                                YEAR        AREA (GLA)     PERCENT    ANNUALIZED     BASE RENT PER
              SHOPPING CENTERS                ACQUIRED     SQUARE FEET     LEASED    BASE RENT(1)    LEASED SF(2)
--------------------------------------------  --------     -----------     -------   ------------    -------------

Park Plaza                                      1997           108,000       100%     $   599,892       $  5.55
Manitiwoc, WI
Spring Mall(18)                                 1997           180,000        92        1,014,864          6.12
Greenfield, WI
                                                             ---------       ---      -----------       -------
  TOTAL/WEIGHTED AVERAGE WISCONSIN                             628,000        97%     $ 4,875,498       $  8.00
                                                             ---------       ---      -----------       -------
  TOTAL/WEIGHTED AVERAGE SHOPPING CENTERS                    9,466,000        92%     $67,995,741       $  7.78

RETAIL/OFFICE BUILDING
ILLINOIS
One North State(19)                             1996           639,000        98        9,849,135         15.72
Chicago, IL
    GRAND TOTAL/WEIGHTED AVERAGE                            10,105,000        93%     $77,844,876       $  8.31
                                                            ==========       ===      ===========       =======
                                              MAJOR TENANTS AND CERTAIN    SQUARE      BASE LEASE
              SHOPPING CENTERS                     OTHER TENANTS(3)         FEET     EXPIRATION DATE
--------------------------------------------  -------------------------    -------   ---------------
Park Plaza                                    Sentry Foods*                 45,000         2006
Manitiwoc, WI                                 Big Lots*                     29,063         1998
                                              Associated Bank                7,837         2003
                                              Rent A Center                  3,093         1998
Spring Mall(18)                               Pick N Save                   77,150         2004
Greenfield, WI                                Walgreens                     17,600         2007
                                              TJ Maxx                       32,658         2003
                                              Spring Mall Theatre           16,000         2004
                                              Fashion Bug                   16,000         2004
                                              Sally Beauty                   2,146         1998
  TOTAL/WEIGHTED AVERAGE WISCONSIN
  TOTAL/WEIGHTED AVERAGE SHOPPING CENTERS
RETAIL/OFFICE BUILDING
ILLINOIS
One North State(19)                           First Chicago*               296,782         2003
Chicago, IL                                   Arthur Andersen(20)*         126,533         1998
                                              T.J. Maxx*                    77,675         2001
                                              Filene's Basement*            50,000         2002
                                              Int'l Academy of Design*      44,000         2003
                                              Bruegger's Bagels              2,845         2002
                                              Group USA                      6,200         2004
    GRAND TOTAL/WEIGHTED AVERAGE

---------------
 (1) Annualized base rent is calculated by multiplying monthly base rent for September 1997 by 12. For Properties acquired after September 1997, annualized base rent is calculated by multiplying the first month's pro forma base rent by 12.

 (2) Calculated by dividing annualized base rent (calculated as described in note (1) above) by the square footage that the Operating Partnership had leased at September 30, 1997 or at the date of acquisition for Properties acquired thereafter.

 (3) This column lists each of the "Major Tenants" at the Properties (indicated with an asterisk) and certain other tenants to provide a representative sample of the Operating Partnership's tenant base. Major Tenants are defined as tenants leasing 15,000 square feet or more of the rentable square footage, with the exception of Parkway Pointe, Holiday Plaza, Roseville Center and St. Francis Plaza. In some cases, the named tenant occupies the premises as a sublessee.

 (4) The amount of rentable square feet at Commons of Crystal Lake does not include approximately 81,000 square feet which is owned by Metropolitan Life and leased to Venture Stores, Inc.

 (5) Date represents the year the Property was acquired by the Company. The Company contributed the Property to the Operating Partnership in August 1997 in order to consolidate the ownership of the Properties in one entity.

 (6) Montgomery Ward, which has sought protection under Chapter 11 of the United States Bankruptcy Code, notified the Operating Partnership that it intended to close this store on or about December 31, 1997. As of the date of this Prospectus Supplement, this store was still open.

 (7) The amount of rentable square feet at Rollins Crossing does not include approximately 190,000 square feet which is owned by Kmart Corporation.

 (8) This Property secures certain indebtedness due June 2003 which bears interest at an effective rate of 8.875% per annum. As of December 31, 1997, such indebtedness had an outstanding balance of $3,679,000.

 (9) This Property secures certain indebtedness due October 2007 which bears interest at an effective rate of 7.25% per annum. As of December 31, 1997, such indebtedness had an outstanding balance of $3,159,000.

(10) This Property secures certain indebtedness due August 2016 which bears interest at an effective rate of 7.64% per annum. As of December 31, 1997, such indebtedness had an outstanding balance of $9,796,000.

(11) HomePlace has sought protection under Chapter 11 of the United States Bankruptcy Code.

(12) Title to this Property is held by the Company for the benefit of the Operating Partnership.

(13) This Property secures certain indebtedness due September 1998 which bears interest at an effective rate of 9.875% per annum. As of December 31, 1997, such indebtedness had an outstanding balance of $4,865,000.

(14) This Property secures certain indebtedness due September 1998 which bears interest at an effective rate of 9.875% per annum. As of December 31, 1997, such indebtedness had an outstanding balance of $5,270,000.

(15) This Property secures certain indebtedness due December 2008 which bears interest at an effective rate of 8.125% per annum. As of December 31, 1997, such indebtedness had an outstanding balance of $1,845,000.

(16) The Operating Partnership is the 60% general partner of a partnership owning this property, whose limited partner interests are owned by an unrelated investor.

(17) This Property secures certain indebtedness due August 2005 which bears interest at an effective rate of 8.0% per annum. As of December 31, 1997, such indebtedness had an outstanding balance of $12,709,000.

(18) This Property secures certain indebtedness due August 2006 which bears interest at an effective rate of 7.25% per annum. As of December 31, 1997, such indebtedness had an outstanding balance of $9,904,000.

(19) This Property is held for sale.

(20) This tenant exercised its option on April 1, 1996, to terminate its lease, effective as of April 1, 1998, and has paid a $1.8 million cancellation fee.

INDEBTEDNESS

     The Operating Partnership is a party to the $200 million Line of Credit with a syndicate of banks led by The First National Bank of Chicago and BankBoston, N.A. The Line of Credit, which matures in December 2000, is available for the acquisition, development, renovation and expansion of existing and new properties and for working capital purposes. As of December 31, 1997, the outstanding balance of the Line of Credit was $151.7 million. The line bears interest at a rate equal to the lowest of (i) the lead bank's base rate, (ii) a spread over LIBOR ranging from 0.70% to 1.25% depending on the credit rating assigned by national credit rating agencies, or (iii) for amounts outstanding up to $100 million, a competitive bid rate solicited from the syndicate of banks. As a result of the investment grade corporate rating of "BBB-" assigned to the Operating Partnership by Standard & Poor's in August 1997 and the investment grade rating of "Baa3" assigned by Moody's to the offering of the 2004 Notes which was completed in November 1997, the spread over LIBOR is 1.00%. Additionally, there is a facility fee currently equal to $300,000 per annum. In the event the current credit ratings were downgraded by either Standard & Poor's or Moody's, the facility fee would increase to $500,000 per annum, and the spread over the base rate would increase by 0.25% and the spread over LIBOR would increase to 1.25%. The Line of Credit contains certain financial and operational covenants that, among other provisions, limit the amount of secured and unsecured indebtedness the Company and the Operating Partnership may have outstanding at any time, and provide for the maintenance of certain financial tests including minimum net worth and debt service coverage requirements. Management believes that such covenants will not adversely affect the business or the operation of its Properties. In addition, the lenders may accelerate the maturity of the Line of Credit in the event that the Operating Partnership fails to pay at maturity or the Operating Partnership or the Company fails to perform any other material obligation under any other indebtedness, singly or in the aggregate, in excess of (i) $5 million with respect to all indebtedness other than non-recourse indebtedness or (ii) $20 million with respect to indebtedness which is non-recourse.

     On November 24, 1997, the Operating Partnership completed the offering of the 2004 Notes. The price to the public was 99.78% of the principal amount of the 2004 Notes. The Operating Partnership used the net proceeds to prepay a portion of the REMIC Note, accrued interest thereon and a related prepayment yield maintenance fee of approximately $4.3 million. Except for interest rate and maturity, the 2004 Notes have the same terms and conditions as, and rank equally with, the Notes offered hereby.

     Eight Properties owned by the Operating Partnership as of December 31, 1997 secure an aggregate of approximately $51.2 million of mortgage debt, with balloon maturities of approximately $10.0 million in September 1998, $2.9 million in 2003, $10.7 million in 2005, $7.9 million in 2006, $2.1 million in 2007 and $9.8 million in 2016. As of December 31, 1997, total debt outstanding amounted to $302,710,000, and approximately 88.4% of the Operating Partnership's Total Assets were unencumbered by any mortgage indebtedness.

USE OF INTEREST RATE AND EXCHANGE RATE HEDGING INSTRUMENTS AND RELATED RISKS

     The Operating Partnership may enter into derivative financial instrument transactions in order to mitigate its interest rate risk on a related financial instrument. The Operating Partnership has designated these derivative financial instruments as hedges and applies deferral accounting, as the instrument to be hedged exposes the Operating Partnership to interest rate risk and the derivative financial instrument reduces that exposure. Gains and losses related to the derivative financial instrument are deferred and amortized over the terms of the hedged instrument. If a derivative terminates or is sold, the gain or loss is deferred and amortized over the remaining life of the derivative. Derivatives that do not satisfy the criteria above are carried at market value, and any changes in market value are recognized in other income. As of December 31, 1997, the Operating Partnership has only entered into derivative transactions that satisfy the aforementioned criteria. By entering into such hedging transactions, the Operating Partnership may be prevented from taking advantage of lower interest rates if interest rates decline. The holders of the Notes will be affected by any resulting impact on the general creditworthiness of the Operating Partnership. In addition, in the event that debt securities are not issued for the purpose of repaying unsecured indebtedness in the future, the Operating Partnership will either settle or mark to market the forward Treasury Note purchase agreements and any gain or loss on the difference between the market value and the cost basis of the agreements will be recognized into earnings.

Subsequently, the forward Treasury Note purchase agreements will be carried at market and any changes in market value will be recognized into earnings. In the event that the Operating Partnership settles the forward Treasury Note purchase agreements at a time when interest rates have decreased, the Operating Partnership will be required to pay the counterparty to such agreement an amount which could adversely affect the Operating Partnership's net income and cash available for distribution and may affect the amount of distributions it can make to the holders of Units, including the Company.

                                USE OF PROCEEDS

     The net proceeds to the Operating Partnership from the sale of the Notes offered hereby, after deducting the underwriting discount and expenses are estimated to be approximately $98,351,000. The Operating Partnership intends to use the net proceeds to reduce the outstanding indebtedness incurred under the Operating Partnership's Line of Credit, with the expectation that the Operating Partnership may reborrow under the line for the acquisition, development, renovation and expansion of properties. Following this Offering, the Operating Partnership will have approximately $146.7 million of potential availability under the Line of Credit. The Line of Credit matures on December 22, 2000 and outstanding borrowings under the Line of Credit bear interest at a variable rate, depending upon the rating assigned by recognized rating agencies, which rate is currently 1.0% over LIBOR.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Operating Partnership as of September 30, 1997 on an historical basis, on a pro forma basis to give effect to certain events that occurred subsequent to September 30, 1997 and on an as adjusted basis to give effect to the issuance and sale of the Notes and application of the net proceeds therefrom. See "Use of Proceeds." The information set forth in the table should be read in conjunction with the selected financial information presented elsewhere in this Prospectus Supplement and the Consolidated Financial Statements and notes thereto incorporated by reference into the accompanying Prospectus.

                                                                      SEPTEMBER 30, 1997
                                                          -------------------------------------------
                                                                            PRO
                                                          HISTORICAL     FORMA(1)       AS ADJUSTED
                                                          ----------     ---------     --------------
                                                                        (IN THOUSANDS)
DEBT:
  Line of Credit(2).....................................   $ 121,800     $ 151,700        $ 53,349
  Mortgage Notes Payable................................     128,711        51,371          51,371
  Notes due 2004........................................          --       100,000         100,000
  Notes due 2008........................................          --            --         100,000
                                                           ---------     ---------        --------
          Total debt....................................     250,511       303,071         304,720
                                                           ---------     ---------        --------
PARTNERS' CAPITAL:
  Operating Partnership Units -- 22,752,076 issued and
     outstanding as of September 30, 1997 and 24,521,513
     issued and outstanding as of December 31, 1997.....
  GP Units -- 21,681,156 outstanding as of September 30,
     1997 and 22,999,120 outstanding as of December 31,
     1997...............................................     291,981       315,327         315,327
  LP Units -- 1,070,920 outstanding as of September 30,
     1997 and 1,522,393 outstanding as of December 31,
     1997...............................................      14,422        25,123          25,123
                                                           ---------     ---------        --------
     Total partners' capital............................     306,403       340,450         340,450
                                                           ---------     ---------        --------
          Total capitalization..........................   $ 556,914     $ 643,521        $644,459
                                                           =========     =========        ========

---------------

(1) Reflects changes to the Operating Partnership's capitalization resulting from the public offering of the 2004 Notes, the proceeds of which were used substantially to repay the REMIC Note, the issuance of an aggregate of 1,317,964 GP Units to correspond to the issuance of a like number of shares of Common Stock by the Company, the issuance of 452,710 LP Units valued at approximately $9,155,000, the assumption of $22,860,000 of mortgage debt associated with acquisitions and draws of approximately $29.9 million under the Line of Credit, all of which were consummated subsequent to September 30, 1997.

(2) The outstanding balance of the Line of Credit as of December 31, 1997 was $151.7 million.

                            SELECTED FINANCIAL DATA

     The following table sets forth selected consolidated financial data for the Operating Partnership and is qualified by, and should be read in conjunction with, the information included under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the "Consolidated Financial Statements" included in the Operating Partnership's Form 10, as amended, and in the Operating Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 incorporated herein by reference. In the opinion of management, the consolidated historical financial information of the Operating Partnership for the nine months ended September 30, 1997 and 1996 includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth herein. See "Available Information" and "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                        NINE MONTHS ENDED
                                          SEPTEMBER 30,
                                           (UNAUDITED)                             YEARS ENDED DECEMBER 31,
                                    -------------------------   ---------------------------------------------------------------
                                           HISTORICAL                                     HISTORICAL
                                    -------------------------   ---------------------------------------------------------------
                                       1997          1996          1996          1995         1994         1993         1992
                                    -----------   -----------   -----------   ----------   ----------   ----------   ----------
                                                           (THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
Rental income.....................  $    69,922   $    54,643   $    77,512   $   36,405   $   32,875   $   22,875   $   11,839
Other income......................        1,093           996         1,327          167          112          594          308
Expenses..........................       51,109        43,318        60,184       27,711       24,877       17,550       11,175
                                    -----------   -----------   -----------   ----------   ----------   ----------   ----------
Income before gain on sale and
  provision for loss on real
  estate investments..............       19,906        12,321        18,655        8,861        8,110        5,919          972
Gain on sale of property..........        3,073         9,379         9,379           --          983           --           --
Provision for loss on real estate
  investment......................       (1,300)           --            --           --           --           --           --
                                    -----------   -----------   -----------   ----------   ----------   ----------   ----------
Income before allocation to
  minority interest...............       21,679        21,700        28,034        8,861        9,093        5,919          972
Income allocated to minority
  interest........................          (70)          (54)          (78)          --           --           --           --
                                    -----------   -----------   -----------   ----------   ----------   ----------   ----------
Net income........................  $    21,609   $    21,646   $    27,956   $    8,861   $    9,093   $    5,919   $      972
                                    ===========   ===========   ===========   ==========   ==========   ==========   ==========
Total assets at end of period.....  $   577,870   $   485,961   $   502,284   $  180,545   $  166,579   $  127,931   $   93,326
                                    ===========   ===========   ===========   ==========   ==========   ==========   ==========
Mortgage and bank loans payable at
  end of period...................  $   250,511   $   220,017   $   188,894   $   39,394   $   66,748   $   29,317   $   44,085
                                    ===========   ===========   ===========   ==========   ==========   ==========   ==========
Per Unit:
  Net income......................  $      0.97   $      1.28   $      1.56   $     0.90   $     1.11   $     0.88   $     0.49
  Distributions...................  $      1.01   $      0.99   $      1.34   $     1.37   $     1.35   $     1.29   $     1.24
Weighted average units
  outstanding.....................   22,372,142    16,859,016    17,932,769    9,863,767    8,191,831    6,715,813    1,972,054

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby supplements the description of the general terms and provisions of the "Senior Securities" set forth in the accompanying Prospectus under "Description of Debt Securities," to which reference is hereby made. Unless otherwise defined in this Prospectus Supplement, capitalized terms used under "Description of Notes" have the meaning set forth in the Indenture.

GENERAL

     The Notes constitute a separate series of Senior Securities (which are more fully described in the accompanying Prospectus) to be issued under an indenture, dated as of November 24, 1997 (the "Indenture") and a supplemental indenture relating to the Notes (the "Supplemental Indenture") between the Operating Partnership and LaSalle National Bank (the "Trustee"). The form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus Supplement is a part and it and the Supplemental Indenture are available for inspection at the offices of the Operating Partnership. The Indenture and the Supplemental Indenture are subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder relating to the Indenture, the Supplemental Indenture and the Notes to be issued thereunder are descriptions of the material provisions thereof. All section references appearing herein are to sections of the Indenture and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

     The Notes will be limited to an aggregate principal amount of $100,000,000. The Notes will be direct, unsecured obligations of the Operating Partnership and will rank equally with all other unsecured and unsubordinated indebtedness (as defined below) of the Operating Partnership from time to time outstanding, including the 2004 Notes. The Notes will be effectively subordinated to mortgages and other secured indebtedness of the Operating Partnership and to Indebtedness and other liabilities of any Subsidiaries (as defined below) which may be formed by the Operating Partnership in the future. Accordingly, such prior indebtedness will have to be satisfied in full before holders of the Notes will be able to realize any value from encumbered or indirectly-held Properties. In addition, the Notes will be repaid solely from the assets of the Operating Partnership; holders of the Notes will not have recourse against any limited partner of the Operating Partnership for the repayment of the Notes.

     As of September 30, 1997, on a pro forma basis after giving effect to the matters described in footnote (1) under "Capitalization" above, and as further adjusted to give effect to the offering of the Notes hereby and the application of the net proceeds therefrom, the Operating Partnership would have had approximately $304.7 million of total indebtedness, of which approximately $253.3 million would have been unsecured indebtedness and approximately $51.4 million would have been indebtedness secured by certain of the Properties. The Operating Partnership may incur additional indebtedness, including secured indebtedness, subject to the provisions described below under "-- Certain Covenants -- Limitations on Incurrence of Indebtedness."

     The Notes will only be issued in fully registered form in denominations of $1,000 and integral multiples thereof.

PRINCIPAL AND INTEREST

     The Notes will bear interest at 7.2% per annum and will mature on January 15, 2008. The Notes will bear interest from January 15, 1998 or from the immediately preceding Interest Payment Date (as defined below) to which interest has been paid, payable semi-annually in arrears on January 15 and July 15 of each year, commencing July 15, 1998 (each, an "Interest Payment Date") and on the applicable Maturity Date, to the Persons in whose name the Notes are registered in the Security Register on the preceding January 1 or July 1 (whether or not a Business Day, as defined below), as the case may be (each, a "Regular Record Date"). Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

     If any Interest Payment Date or the Stated Maturity Date falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or the Maturity Date, as the case may be. "Business Day" means any day, other than a Saturday or Sunday, on which banks in the City of New York or in the City of Chicago are not required or authorized by law, regulation or executive order to close.

     The principal of and interest on the Notes will be payable at the corporate trust office of LaSalle National Bank (the "Paying Agent") in the City of Chicago, Illinois, initially located at 135 South LaSalle Street, Chicago, Illinois 60603, provided that at the option of the Operating Partnership, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer of funds to such Person at an account maintained within the United States.

OPTIONAL REDEMPTION

     The Notes may be redeemed at any time at the option and in the sole discretion of the Operating Partnership, in whole or from time to time in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date, and (ii) the Make-Whole Amount (as defined below), if any, with respect to such Notes (the "Redemption Price").

     If notice has been given as provided in the Indenture and funds for the redemption of any Notes called for redemption shall have been made available on the redemption date referred to in such notice, such Notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of the Note will be to receive payment of the Redemption Price. The Operating Partnership would not have to repay any other liabilities or obtain any consents or waivers before the redemption of the Notes. In the event, however, that the Operating Partnership fails to redeem any Notes submitted for redemption in an aggregate amount of $20 million or greater, the lenders under the Operating Partnership's Line of Credit may accelerate such Line of Credit. The terms of the Operating Partnership's other indebtedness do not contain limits on the Operating Partnership's ability to repay any Notes which have been submitted for redemption so long as the Operating Partnership does not fail to repay such Notes in an aggregate amount of $20 million or greater. In the event of such failure to repay the Notes, the lenders under the Operating Partnership's Line of Credit may accelerate such Line of Credit.

     Notice of any optional redemption of any Notes will be given to Holders at their addresses, as shown in the Security Register for the Notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Notes held by each Holder to be redeemed.

     If less than all of the Notes are to be redeemed at the option and in the sole discretion of the Operating Partnership, the Operating Partnership will notify the Trustee at least 45 days prior to the giving of the redemption notice (or such shorter period as is satisfactory to the Trustee) of the aggregate principal amount of Notes to be redeemed and their redemption date. The Trustee shall select not more than 60 days prior to the redemption date, in such manner as it shall deem fair and appropriate, Notes to be redeemed in whole or in part. Notes may be redeemed in part in the minimum authorized denomination for Notes or in any integral multiple thereof.

     As used herein:

     "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Note the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of each such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made to the date of redemption or accelerated payment, over (ii) the aggregate principal amount of the respective Notes being redeemed or paid. For purposes of the Indenture, all references to any "premium" on the Notes shall be deemed to refer to any Make-Whole Amount, unless the context otherwise requires.

     "Reinvestment Rate" means 0.25% (twenty-five one hundredths of one percent) plus the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the Statistical Release (as defined below) under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

     "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which reports yields on actively traded United States government securities adjusted to constant maturities or, if such Statistical Release is not published at the time of any determination of the Make-Whole Amount, then such other reasonably comparable index which shall be designated by the Operating Partnership.

CERTAIN COVENANTS

     For so long as any of the Notes are outstanding, the Operating Partnership will comply with the following Covenants:

     Limitations on Incurrence of Indebtedness. The Operating Partnership will not, and will not permit any Subsidiary to, incur any Indebtedness (as defined below) if, immediately after giving effect to the incurrence of such additional Indebtedness and the application of the proceeds thereof, the aggregate principal amount of all outstanding Indebtedness of the Operating Partnership and its Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum of (without duplication) (i) the Total Assets (as defined below) of the Operating Partnership and its Subsidiaries as of the end of the calendar quarter covered in the Operating Partnership's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Securities and Exchange Commission (the "Commission") (or, if such filing is not permitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with the Trustee) prior to the incurrence of such additional Indebtedness, and (ii) the purchase price of any real estate assets or mortgages receivable acquired since the end of the most recent calendar quarter, and (iii) the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness), by the Operating Partnership or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Indebtedness, less (iv) the decrease, if any, in the Total Assets of the Operating Partnership and its Subsidiaries since the end of such quarter.

     In addition to the foregoing limitation on the incurrence of Indebtedness, the Operating Partnership will not, and will not permit any Subsidiary to, incur any Indebtedness secured by any Encumbrance (as defined below) upon any of the Property of the Operating Partnership or any Subsidiary if, immediately after giving effect to the incurrence of such additional Indebtedness and the application of the proceeds thereof, the aggregate principal amount of all outstanding Indebtedness of the Operating Partnership and its Subsidiaries on a consolidated basis which is secured by any Encumbrance on property of the Operating Partnership or any Subsidiary is greater than 40% of the sum of (without duplication) (i) the Total Assets of the Operating Partnership and its Subsidiaries as of the end of the calendar quarter covered in the Operating Partnership's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Indebtedness and (ii) the purchase price of any real estate assets or mortgages receivable acquired since the end of such calendar quarter, and (iii) the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness), by the Operating Partnership or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Indebtedness, less
(iv) the decrease, if any, in the Total Assets of the Operating Partnership and its Subsidiaries since the end of such quarter.

     The Operating Partnership and its Subsidiaries may not at any time own Total Unencumbered Assets (as defined below) equal to less than 150% of the aggregate outstanding principal amount of the Unsecured Indebtedness (as defined below) of the Operating Partnership and its Subsidiaries on a consolidated basis.

     In addition to the foregoing limitations on the incurrence of Indebtedness, the Operating Partnership will not, and will not permit any Subsidiary to, incur any Indebtedness if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Indebtedness is to be incurred shall have been less than 1.5:1 on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Indebtedness and any other Indebtedness incurred by the Operating Partnership and its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Indebtedness, had occurred at the beginning of such period; (ii) the repayment or retirement of any other Indebtedness by the Operating Partnership and its Subsidiaries since the first day of such four-quarter period had been repaid or retired at the beginning of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such period); (iii) in the case of Acquired Indebtedness (as defined below) or Indebtedness incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and (iv) in the case of any acquisition or disposition by the Operating Partnership or its Subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Indebtedness had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

     The foregoing covenants do not restrict the Operating Partnership from refinancing existing Indebtedness, provided that the outstanding principal amount of such Indebtedness is not increased.

     Provision of Financial Information. Whether or not the Operating Partnership is subject to Section 13 or 15(d) of the Exchange Act, the Operating Partnership will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Operating Partnership would have been required to file with the Commission pursuant to such Section 13 or 15(d) if the Operating Partnership were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Operating Partnership would have been required to file such documents if the Operating Partnership were so subject. The Operating Partnership will also in any event
(x) within 15 days of each Required Filing Date (i) if the Operating Partnership is not then subject to such Section 13 or 15(d), transmit by mail to all Holders of Notes, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports and quarterly reports that the Operating Partnership would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to such Sections, (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents that the Operating Partnership would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to such Sections and (y) if filing such documents by the Operating Partnership with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder.

     Waiver of Certain Covenants. The Operating Partnership may omit to comply with any term, provision or condition of the foregoing covenants, and with any other term, provision or condition with respect to the

Notes, (except any such term, provision or condition which could not be amended without the consent of all Holders of the Notes or such series thereof, as applicable), if before or after the time for such compliance the Holders of at least a majority in principal amount of all of the outstanding Notes, by Act of such Holders, either waive such compliance in such instance or generally waive compliance with such covenant or condition. Except to the extent so expressly waived, and until such waiver shall become effective, the obligations of the Operating Partnership and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.

     As used herein, and in the Indenture:

     "Acquired Indebtedness" means Indebtedness of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

     "Annual Service Charge" for any period means the aggregate interest expense for such period in respect of, and the amortization during such period of any original issue discount of, Indebtedness of the Operating Partnership and its Subsidiaries and the amount of dividends which are payable during such period in respect of any Disqualified Stock.

     "Capital Stock" means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible into or exchangeable for corporate stock), warrants or options to purchase any thereof.

     "Consolidated Income Available for Debt Service" for any period means Earnings from Operations (as defined below) of the Operating Partnership and its Subsidiaries plus amounts which have been deducted, and minus amounts which have been added, for the following (without duplication): (i) interest on Indebtedness of the Operating Partnership and its Subsidiaries, (ii) provision for taxes of the Operating Partnership and its Subsidiaries based on income,
(iii) amortization of debt discount, (iv) provisions for gains and losses on properties and property depreciation and amortization, (v) the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations (as defined below) for such period and (vi) amortization of deferred charges.

     "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock), (ii) is convertible into or exchangeable or exercisable for Indebtedness or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for Capital Stock which is not Disqualified Stock or the redemption price of which may, at the option of such Person, be paid in Capital Stock which is not Disqualified Stock), in each case on or prior to the Stated Maturity of the Notes.

     "Earnings from Operations" for any period means net earnings excluding gains and losses on sales of investments, extraordinary items and property valuation losses, as reflected in the financial statements of the Operating Partnership and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

     "Encumbrance" means any mortgage, lien, charge, pledge or security interest of any kind.

     "Indebtedness" of the Operating Partnership or any Subsidiary means any indebtedness of the Operating Partnership or any Subsidiary, whether or not contingent, in respect of (i) borrowed money or evidenced by bonds, notes, debentures or similar instruments whether or not such indebtedness is secured by any Encumbrance existing on property owned by the Operating Partnership or any Subsidiary, (ii) indebtedness for borrowed money of a Person other than the Operating Partnership or a Subsidiary which is secured by any Encumbrance existing on property owned by the Operating Partnership or any Subsidiary, to the extent of the lesser of (x) the amount of indebtedness so secured and (y) the fair market value of the property subject to such Encumbrance, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (iv) the principal amount of all obligations of the Operating Partnership or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock, (v) any lease of property by the Operating Partnership or any Subsidiary as lessee which is reflected on the Operating Partnership's consolidated balance sheet as a capitalized lease in accordance with GAAP, or (vi) interest rate swaps, caps or similar agreements and foreign exchange contracts, currency swaps or similar agreements, to the extent, in the case of items of indebtedness under (i) through (iii) above, that any such items (other than letters of credit) would appear as a liability on the Operating Partnership's consolidated balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation by the Operating Partnership or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Indebtedness of another Person (other than the Operating Partnership or any Subsidiary) (it being understood that Indebtedness shall be deemed to be incurred by the Operating Partnership or any Subsidiary whenever the Operating Partnership or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

     "Subsidiary" means, with respect to any Person, any corporation or other entity of which a majority of (i) the voting power of the voting equity securities or (ii) the outstanding equity interests of which are owned, directly or indirectly, by such Person. For the purposes of this definition, "voting equity securities" means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.

     "Total Assets" as of any date means the sum of (i) the Undepreciated Real Estate Assets and (ii) all other assets of the Operating Partnership and its Subsidiaries determined in accordance with GAAP (but excluding accounts receivable and intangibles).

     "Total Unencumbered Assets" means the sum of (i) those Undepreciated Real Estate Assets not subject to an Encumbrance for borrowed money and (ii) all other assets of the Operating Partnership and its Subsidiaries not subject to an Encumbrance for borrowed money, determined in accordance with GAAP (but excluding accounts receivable and intangibles).

     "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Operating Partnership and its Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with GAAP.

     "Unsecured Indebtedness" means Indebtedness which is not secured by any Encumbrance upon any of the properties of the Operating Partnership or any Subsidiary.

     See "Description of Notes -- Certain Covenants" in the accompanying Prospectus for a description of additional covenants applicable to the Operating Partnership.

MERGER, CONSOLIDATION OR SALE

     The Indenture provides that the Operating Partnership may, without the consent of the holders of the Notes, consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) either the Operating Partnership shall be the continuing entity, or the successor entity shall be an entity organized and existing under the laws of the United States or a State thereof and such successor entity (if other than the Operating Partnership) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets, shall expressly assume all of the Operating Partnership's obligations under the Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Operating Partnership or any Subsidiary as a result thereof as having been incurred by the Operating Partnership or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to the Trustee. Accordingly, while the Operating Partnership may transfer all or substantially all of its assets, without the consent of the holders of the Notes, any transaction that would result in the Operating Partnership, or any successor entity, breaching the limitations on the incurrence of indebtedness contained in the covenants would result in an Event of Default under the Indenture. Thus, the holders of the Notes are afforded some protection in the event of a highly leveraged transaction, merger or similar transaction, which may adversely affect the creditworthiness of the Notes and/or the Operating Partnership.

     The applicability of the covenants containing debt incurrence limitations and the provisions regarding merger, consolidation or sale may be waived by the holders of at least a majority in principal amount of all outstanding Notes but not by the Trustee or by the Company, in its capacity as general partner. In addition, the applicability of the Indenture provisions relating to mergers, consolidations or sales are not limited in the event of a leveraged buyout initiated or supported by the Operating Partnership, the management of the Operating Partnership or any affiliate thereof.

EVENTS OF DEFAULT

     The Indenture provides that the following events are "Events of Default" with respect to the Notes: (a) default in the payment of any interest on any Notes when such interest becomes due and payable that continues for a period of 30 days; (b) default in the payment of the principal of (or Make-Whole Amount, if any, on) any Notes when due and payable; (c) default in the performance, or breach, of any other covenant or warranty of the Operating Partnership in the Indenture with respect to the Notes and continuance of such default or breach for a period of 60 days after written notice as provided in the Indenture; (d) default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Operating Partnership (or by any Subsidiary, the repayment of which the Operating Partnership has guaranteed or for which the Operating Partnership is directly responsible or liable as obligor or guarantor), having an aggregate principal amount outstanding of at least $10 million, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable or such obligations being accelerated, without such acceleration having been rescinded or annulled, within a period of 10 days after written notice to the Operating Partnership as provided in the Indenture; (e) the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against the Operating Partnership or any Subsidiary in an aggregate amount (excluding amounts covered by insurance) in excess of $10 million and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts covered by insurance) in excess $10 million for a period of 30 consecutive days; and (f) certain events of bankruptcy, insolvency or reorganization, on court appointment of a receiver, liquidator or trustee of the Operating Partnership or any Significant Subsidiary. The Term "Significant Subsidiary" has the meaning ascribed to such term in Regulation S-X promulgated under the Securities Act. If an Event of Default specified in clause (f) above, relating to the Operating Partnership or any Significant Subsidiary occurs, the principal amount of and the Make-Whole Amount on, all outstanding Notes shall become due and payable without any declaration or other act on the part of the Trustee or of the Holders. In the event that the Operating Partnership's obligations under the Notes are accelerated in an amount of $10 million or greater the lenders under the Operating Partnership's line of credit may accelerate the obligations under such line of credit.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     The provisions of Article 14 of the Indenture relating to defeasance and covenant defeasance, which are described under "Description of Notes -- Discharge, Defeasance and Covenant Defeasance" in the accompanying Prospectus, will apply to the Notes. Each of the covenants described under "-- Certain Covenants" herein and "Description of Notes -- Certain Covenants" in the accompanying Prospectus will be subject to covenant defeasance.

BOOK-ENTRY SYSTEM

     The provisions described under "Description of Debt Securities -- Global Securities" in the accompanying Prospectus will apply to the Notes.

     The Notes will be issued in the form of a single fully registered global note (the "Global Note") which will be deposited with, or on behalf of DTC, and registered in the name of DTC's nominee, Cede & Co. Except under the circumstance described below, the Notes will not be issuable in definitive form. Unless and until it is exchanged in whole or in part for the individual Notes represented thereby, the Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee of DTC to a successor depository or any nominee of such successor.

     Upon the issuance of the Global Note, DTC or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Notes represented by such Global Note to the accounts of persons that have accounts with DTC ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to the Notes. Ownership of beneficial interests in the Global Note will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer any beneficial interest in the Global Note.

     So long as DTC or its nominee is the registered owner of such Global Note, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture and the beneficial owners of the Notes will be entitled only to those rights and benefits afforded to them in accordance with DTC's regular operating procedures. Except as provided below, owners of beneficial interest in a Global Note will not be entitled to have any of the individual Notes registered in their names, will not receive or be entitled to receive physical delivery of any such notes in definitive form and will not be considered the owners or holders thereof under the Indenture.

     Payments of principal of and any interest on, individual Notes represented by the Global Note registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Note representing such Notes. None of the Operating Partnership, the Trustee, any Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note for such Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Operating Partnership expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the permanent Global Note representing the Notes, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. The Operating Partnership also expects that payments by Participants to owners of beneficial interests in such Global Note held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants.

     If DTC is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Operating Partnership within 90 days, the Operating Partnership will issue individual Notes in exchange for the Global Note representing the Notes. In addition, the Operating Partnership may, at any time and in its sole discretion, determine not to have any Notes represented by a Global Note and, in such event, will issue individual Notes in exchange for the Global Note representing the Notes. Individual Notes so issued will be issued in denominations unless otherwise specified by the Operating Partnership, of $1,000 and integral multiples thereof.

     DTC has advised the Operating Partnership of the following information regarding DTC: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its

Participants deposit with DTC. DTC also facilities the settlement among its Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry charges in its Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct Participant of DTC, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Commission.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Operating Partnership in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

GOVERNING LAW

     The Indenture will be governed by and shall be construed in accordance with the laws of the State of New York.

NO PERSONAL LIABILITY OR RECOURSE

     The Indenture provides that no recourse under or upon any obligation, covenant or agreement contained in the Indenture or the Notes, or because of any indebtedness evidenced thereby, or for any claim based thereon or otherwise in respect thereof, shall be had (i) against any other past, present or future partner in the Operating Partnership, (ii) against any other person or entity which owns an interest, directly or indirectly, in any limited partner of the Operating Partnership, or (iii) against any past, present or future stockholder, employee, officer or director, as such, of the Company or any successor, either directly or through the Operating Partnership or the Company or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise. Each Holder of Notes waives and releases all such liability by accepting such Notes. The waiver and release are part of the consideration for the issue of the Notes.

                                  UNDERWRITING

     Subject to the terms and the conditions in the underwriting agreement dated as of January 23, 1998 (the "Underwriting Agreement") by and among the Operating Partnership and the underwriters named below (the "Underwriters"), the Operating Partnership has agreed to sell to each of the Underwriters named below, and each of such Underwriters has agreed severally to purchase from the Operating Partnership the respective principal amount of Notes set forth opposite its name below:

                                                                               PRINCIPAL AMOUNT
                                 UNDERWRITER                                       OF NOTES
-----------------------------------------------------------------------------  ----------------
PaineWebber Incorporated.....................................................    $ 32,500,000
Salomon Brothers Inc ........................................................      32,500,000
BT Alex. Brown Incorporated..................................................      17,500,000
A.G. Edwards & Sons, Inc. ...................................................      17,500,000
                                                                                 ------------
          Total..............................................................    $100,000,000
                                                                                 ============

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will purchase all Notes offered hereby if any of such Notes are purchased.

     The Underwriters have advised the Operating Partnership that they propose initially to offer the Notes directly to the public at the public offering prices set forth on the cover page of this Prospectus Supplement, and to certain dealers at such prices less a concession not in excess of 0.400% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.250% of the principal amount of the Notes, to certain other dealers. After the initial offering of the Notes, the public offering prices and other selling terms may from time to time be changed.

     The Notes are a new issue of securities with no established trading market. The Operating Partnership has been advised by the Underwriters that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Company and the Operating Partnership have agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Until the distribution of the Notes is completed, the rules of the Securities and Exchange Commission may limit the ability of the Underwriters to bid for and purchase the Notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes. In addition, if the Underwriters create a short position in the Notes in connection with this offering (i.e., they sell more Notes than are set forth on the cover page of this Prospectus Supplement), the Underwriters may reduce the short position by purchasing Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Operating Partnership nor the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the Notes. In addition, neither the Operating Partnership nor the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     In the ordinary course of their businesses, certain of the Underwriters and their affiliates have engaged and may in the future engage in investment banking, financial advisory and other commercial services and transactions with the Company and the Operating Partnership for which customary compensation has been, and will be, received. In November 1997, three of the Underwriters participated in the public offering of the Operating Partnership's 2004 Notes. In addition, on October 21, 1997, the Company entered into a Forward Equity Program with PaineWebber, pursuant to which the Company, at its option, has the right, until April 21, 1998, to sell shares of its Common Stock with an aggregate value up to $60 million to PaineWebber, acting as underwriter, in amounts ranging from $5 million to $20 million per transaction. On December 1, 1997, the Company completed an offering of 990,000 shares of its Common Stock under this program. Such shares were sold to the public at $20.375 per share with net proceeds to the Company of $19,342,600 after deducting the underwriting discount and expenses.

                                 LEGAL MATTERS

     Certain legal matters, including the legality of the Notes, will be passed upon for the Operating Partnership by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. William B. King, whose professional corporation is a partner in Goodwin, Procter & Hoar LLP, is Secretary of the Company, the general partner of the Operating Partnership, and is the beneficial owner of approximately 9,000 shares of Common Stock of the Company. Certain legal matters for the Underwriters will be passed upon by Rogers & Wells, New York, New York.

                      [This Page Intentionally Left Blank]

================================================================================

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS (COLLECTIVELY, THE "PROSPECTUS") AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE OPERATING PARTNERSHIP OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

              ------------------------

                 TABLE OF CONTENTS

                                            PAGE
                                            ----
             PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.............   S-3
The Operating Partnership.................  S-10
Use of Proceeds...........................  S-25
Capitalization............................  S-25
Selected Financial Data...................  S-26
Description of Notes......................  S-27
Underwriting..............................  S-36
Legal Matters.............................  S-37

                   PROSPECTUS
Available Information.....................     2
Incorporation of Certain Documents by
  Reference...............................     2
Risk Factors..............................     3
The Operating Partnership.................     9
Use of Proceeds...........................    11
Ratios of Earnings to Fixed Charges.......    11
Description of Debt Securities............    11
Plan of Distribution......................    22
Legal Matters.............................    22
Experts...................................    23

================================================================================



================================================================================

                                  $100,000,000

                               BRADLEY OPERATING
                              LIMITED PARTNERSHIP

                              7.2% NOTES DUE 2008

                        --------------------------------
                             PROSPECTUS SUPPLEMENT
                        --------------------------------

                            PAINEWEBBER INCORPORATED

                              SALOMON SMITH BARNEY

                                 BT ALEX. BROWN

                           A.G. EDWARDS & SONS, INC.

                            ------------------------

                                JANUARY 23, 1998

================================================================================